AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2004
                           Registration No. 333-
                     =======================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            TIAA REAL ESTATE ACCOUNT
                            ------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    NEW YORK
                                    --------
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                (NOT APPLICABLE)
                                ----------------
            (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)

                                (NOT APPLICABLE)
                                ----------------
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

            c/o Teachers Insurance and Annuity Association of America
                                730 Third Avenue
                          New York, New York 10017-3206
                                 (212) 490-9000
                          -----------------------------
               (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               Lisa Snow, Esquire
              Teachers Insurance and Annuity Association of America
                                730 Third Avenue
                          New York, New York 10017-3206
                                 (212) 490-9000
                          -----------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                            Steven B. Boehm, Esquire
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of the registration statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE
REGISTRATION STATEMENT FOR THE SAME OFFERING:                       [ ] _______

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING:                                              [ ] _______

IF DELIVERY  OF THE  PROSPECTUS  IS  EXPECTED  TO BE MADE  PURSUANT TO RULE 434,
PLEASE CHECK THE FOLLOWING BOX:                                     [ ] _______

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, THE PROSPECTUS CONTAINED HEREIN ALSO RELATES TO AND CONSTITUTES A POST-EFFECTIVE AMENDMENT TO SECURITIES ACT REGISTRATION STATEMENTS 33-92990, 333-13477, 333-22809, 333-59778 AND 333-83964.

----------------------------------------------------------------------------------------------------------------------
Title of each class of    Amount to be           Proposed maximum       Proposed maximum        Amount of
securities to be          registered             offering price per     offering price          registration fee
registered                                       unit
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Accumulation units in               *                      *            $1,275,000,000**        $161,542.50**
TIAA REAL ESTATE ACCOUNT
----------------------------------------------------------------------------------------------------------------------


* The securities are not issued in predetermined amounts or units, and the maximum aggregate offering price is estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.

** The difference between the $300,000,000, $1,000,000,000, $5,000,000,000,
$500,000,000, and $2,000,000,000 of securities registered on Securities Act registration statements Nos. 33-92990, 333-13477, 333-22809, 333-59778,
333-83964 (for which registration fees of $103,448.28, $303,031.31,
$1,515,151.52, $125,000, and $161,542.50, respectively, were paid therewith) and the dollar amount of securities sold thereunder is being carried forward on this registration statement pursuant to Rule 429 under the Securities Act.

May 1, 2004
TIAA REAL ESTATE ACCOUNT
PROSPECTUS
A TAX-DEFERRED VARIABLE ANNUITY OPTION OFFERED BY
TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

THIS PROSPECTUS TELLS YOU ABOUT THE TIAA REAL ESTATE ACCOUNT, AN INVESTMENT OPTION OFFERED THROUGH INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS ISSUED BY TIAA. PLEASE READ IT CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.

         The Real Estate Account invests primarily in real estate and real estate-related investments. TIAA, one of the largest and most experienced mortgage and real estate investors in the nation, manages the Account's assets.

         The value of your investment in the Real Estate Account will go up or down depending on how the Account performs and you could lose money. The Account's performance depends mainly on the value of the Account's real estate and other real estate-related investments, and the income generated by those investments. The Account's returns could go down if, for example, real estate values or rental and occupancy rates decrease due to general economic conditions or a weak market for real estate generally. Property operating costs and government regulations, such as zoning or environmental laws, could also affect a property's profitability. TIAA does not guarantee the investment performance of the Account, and you bear the entire investment risk. FOR A DETAILED DISCUSSION OF THE SPECIFIC RISKS OF INVESTING IN THE ACCOUNT, SEE "RISKS," PAGE___.

         We take deductions daily from the Account's net assets for the Account's operating and investment management expenses. The Account also pays TIAA for bearing mortality and expense risks and for providing a liquidity guarantee. The current estimated annual expense deductions from Account's net assets total 0.690%.

         The Real Estate Account is designed as an option for retirement and tax-deferred savings plans for employees of nonprofit institutions. TIAA offers the Real Estate Account under the following annuity contracts:

     o RA and GRAs (Retirement and Group Retirement Annuities), Retirement Select contracts and Retirement Select Plus contracts
     o    SRAs (Supplemental Retirement Annuities)
     o    GSRAs (Group Supplemental Retirement Annuities)
     o    Classic and Roth IRAs (Individual Retirement Annuities)
     o    GAs (Group Annuities) and institutionally-owned GSRAs
     o    Keoghs
     o    ATRAs (After-Tax Retirement Annuities)

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THE INFORMATION IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE REAL ESTATE ACCOUNT IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

TABLE OF CONTENTS

         About the Real Estate Account and TIAA
         The Account's Investment Objective and Strategy
         About the Account's Investments--In General
         General Investment and Operating Policies
         Risks
         Establishing and Managing the Account--The Role of TIAA
         Description of Properties
         Selected Financial Data
         Management's Discussion and Analysis of Financial Condition and
              Results of Operations
         Valuing the Account's Assets
         Expense Deductions
         The Contracts
         How to Transfer and Withdraw Your Money
         Receiving Annuity Income
         Death Benefits
         Taxes
         General Matters
         Distributor
         State Regulation
         Legal Matters
         Experts
         Additional Information
         Financial Statements
         Index to Financial Statements
         Appendix A--Management of TIAA
         Appendix B--Special Terms

         PLEASE SEE APPENDIX A FOR DEFINITIONS OF CERTAIN SPECIAL
         TERMS USED IN THIS PROSPECTUS.

ABOUT THE REAL ESTATE ACCOUNT AND TIAA

         The TIAA Real Estate Account was established in February 1995 as a separate account of Teachers Insurance and Annuity Association of America
(TIAA). TIAA is a life insurance company founded in 1918 by the Carnegie Foundation for the Advancement of Teaching. Its home office is at 730 Third Avenue, New York, NY 10017-3206 and its telephone number is (212) 490-9000. In addition to issuing variable annuities, whose returns depend upon the performance of certain specified investments, TIAA also offers traditional fixed annuities.

         With its 50 years in the real estate business and interests in properties located across the U.S., TIAA is one of the nation's largest and most experienced investors in mortgages and real estate equity interests. As of December 31, 2003, TIAA's general account had a mortgage and real property portfolio of approximately $29 billion.

          TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. Together, TIAA and CREF form the principal retirement system for the nation's education and research communities and one of the largest pension systems in the U.S., based on assets under management. TIAA-CREF serves approximately 2.5 million people at over 15,000 institutions. As of December 31, 2003, TIAA's assets were approximately $142.4 billion; the combined assets for TIAA and CREF totaled approximately $289.4 billion.

THE REAL ESTATE ACCOUNT OFFERED BY THIS PROSPECTUS IS ONLY BEING OFFERED IN THOSE JURISDICTIONS WHERE IT IS LEGAL TO DO SO. NO PERSON MAY MAKE ANY REPRESENTATION TO YOU OR GIVE YOU ANY INFORMATION ABOUT THE OFFERING THAT IS NOT IN THE PROSPECTUS. IF ANYONE PROVIDES YOU WITH INFORMATION ABOUT THE OFFERING THAT IS NOT IN THE PROSPECTUS, YOU SHOULDN'T RELY ON IT.

THE ACCOUNT'S INVESTMENT OBJECTIVE AND STRATEGY

         INVESTMENT OBJECTIVE: The Real Estate Account seeks favorable long term returns primarily through rental income and appreciation of real estate investments owned by the Account. The Account also will invest in publicly-traded securities and other investments that are easily converted to cash to make redemptions, purchase or improve properties or cover other expenses.

         INVESTMENT STRATEGY: The Account seeks to invest between 70 percent to 95 percent of its assets directly in real estate or real estate-related investments. The Account's principal strategy is to purchase direct ownership interests in income-producing real estate, such as office, industrial, retail, and multi-family residential properties. The Account can also invest in other real estate or real estate-related investments, through joint ventures, real estate partnerships or real estate investment trusts (REITs). To a limited extent, the Account can also invest in conventional mortgage loans, participating mortgage loans, common or preferred stock of companies whose operations involve real estate (I.E., that primarily own or manage real estate), and mortgage-backed securities.

         The Account will invest the remaining portion of its assets in government and corporate debt securities, money market instruments and other cash equivalents, and, at times, stock of companies that don't primarily own or manage real estate. In some circumstances, the Account can increase the portion of its assets invested in debt securities or money market instruments. This could happen if the Account receives a large inflow of money in a short period of time, there is a lack of attractive real estate investments available on the market, or the Account anticipates a need to have more cash available.

         The amount the Account invests in real estate and real estate-related investments at a given time will vary depending on market conditions and real estate prospects, among other factors. On December 31, 2003, the Account had approximately 91.38 percent of its portfolio invested in real estate and real estate-related investments (including REITs).

ABOUT THE ACCOUNT'S INVESTMENTS--IN GENERAL

DIRECT INVESTMENTS IN REAL ESTATE

         DIRECT PURCHASE: The Account will generally buy direct ownership interests in existing or newly constructed income-producing properties, including office, industrial, retail, and multi-family residential properties. The Account will invest mainly in established properties with existing rent and expense schedules or in newly-constructed properties with predictable cash flows or in which a seller agrees to provide certain minimum income levels. On occasion the Account might invest in real estate development projects.

         PURCHASE-LEASEBACK TRANSACTIONS: The Account can enter into purchase-leaseback transactions (leasebacks) in which it typically will buy land and income-producing improvements on the land (such as buildings), and simultaneously lease the land and improvements to a third party (the lessee). Leasebacks are generally for very long terms. Usually, the lessee is responsible for operating the property and paying all operating costs, including taxes and mortgage debt. The Account can also give the lessee an option to buy the land and improvements.

         In some leasebacks, the Account may purchase only the land under an income-producing building and lease the land to the building owner. In those cases, the Account will often seek to share (or "participate") in any increase in property value from building improvements or in the lessee's revenues from the building above a base amount. The Account can invest in leasebacks that are subordinated to other interests in the land, buildings, and improvements (e.g., first mortgages); in that case, the leaseback interest will be subject to greater risks.

INVESTMENTS IN MORTGAGES

         GENERAL: The Account can originate or acquire interests in mortgage loans, generally on the same types of properties it might otherwise buy. These mortgage loans may pay fixed or variable interest rates or have "participating" features (as described below). Normally the Account's mortgage loans will be secured by properties that have income-producing potential. They usually will not be insured or guaranteed by the U.S. government, its agencies or anyone else. They usually will be non-recourse, which means they won't be the borrower's personal obligations. Most will be first mortgage loans on existing income-producing property, with first-priority liens on the property. These loans may be amortized (i.e., principal is paid over the course of the loan), or may provide for interest-only payments, with a balloon payment at maturity.

         PARTICIPATING MORTGAGE LOANS: The Account may make mortgage loans which permit the Account to share (have a "participation") in the income from or appreciation of the underlying property. These participations let the Account receive additional interest, usually calculated as a percentage of the revenues the borrower receives from operating, selling or refinancing the property. The Account may also have an option to buy an interest in the property securing the participating loan.

         MANAGING MORTGAGE LOAN INVESTMENTS: TIAA can manage the Account's mortgage loans in a variety of ways, including:

         o        renegotiating and restructuring the terms of a mortgage loan
         o extending the maturity of any mortgage loan made by the Account
         o consenting to a sale of the property subject to a mortgage loan
         o financing the purchase of a property by making a new mortgage loan in connection with the sale
         o        selling them, or portions of them, before maturity

OTHER REAL ESTATE-RELATED INVESTMENTS

         REAL ESTATE INVESTMENT TRUSTS: The Account may invest in real estate investment trusts (REITs), publicly-owned entities that lease, manage, acquire, hold mortgages on, and develop real estate. Normally the Account will buy the common or preferred stock of a REIT, although at times it may purchase REIT debt securities. REITs seek to maximize share value and increase cash flows by acquiring and developing new projects, upgrading existing properties or renegotiating existing arrangements to increase rental rates and occupancy levels. REITs must distribute at least 90% of their net earnings to shareholders in order to benefit from a special tax structure, which means they may pay high dividends. The value of a particular REIT can be affected by such factors as cash flow, the skill of its management team, and defaults by its lessees or borrowers.

         STOCK OF COMPANIES INVOLVED IN REAL ESTATE ACTIVITIES: The Account can invest in common or preferred stock of companies whose business involves real estate. These stocks may be listed on U.S. or foreign stock exchanges or traded over-the-counter in the U.S. or abroad.

         MORTGAGE-BACKED SECURITIES: The Account can invest in mortgage-backed securities and other mortgage-related or asset-backed instruments, including commercial mortgage-backed securities (CMBSs), residential mortgage-backed securities, mortgage-backed securities issued or guaranteed by agencies or instrumentalities of the U.S. Government, non-agency mortgage instruments, and collateralized mortgage obligations that are fully collateralized by a portfolio of mortgages or mortgage-related securities. Mortgage-backed securities are instruments that directly or indirectly represent a participation in, or are secured by and payable from, one or more mortgage loans secured by real estate. In most cases, mortgage-backed securities distribute principal and interest payments on the mortgages to investors. Interest rates on these instruments can be fixed or variable. Some classes of mortgage-backed securities may be entitled to receive mortgage prepayments before other classes do. Therefore, the prepayment risk for a particular instrument may be different than for other mortgage-related securities.

         INVESTMENT VEHICLES INVOLVED IN REAL ESTATE ACTIVITIES: The Account can hold interests in limited partnerships, funds, and other commingled investment vehicles involved in real estate-related activities, including owning, financing, managing, or developing real estate.

NON-REAL ESTATE-RELATED INVESTMENTS

         The Account can also invest in:

         o        U.S. government or government agency securities
         o Money market instruments and other cash equivalents. These will usually be high-quality short-term debt instruments, including U.S. government or government agency securities, commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements, interest-bearing time deposits, and corporate debt securities.
         o Corporate debt or asset-backed securities of U.S. or foreign entities, or debt securities of foreign governments or multi-national organizations, but only if they're investment-grade and rated in the top four categories by a nationally recognized rating organization (or, if not rated, deemed by TIAA to be of equal quality)

         o Common or preferred stock, or other ownership interests, of U.S. or foreign companies that aren't involved in real estate, to a limited extent

FOREIGN REAL ESTATE AND OTHER FOREIGN INVESTMENTS

         The Account may invest in foreign real estate or real estate-related investments. It might also invest in securities or other instruments of foreign government or private issuers. While the percentage will vary, we expect that foreign investments will be no more than 25 percent of the Account's portfolio. Depending on investment opportunities, the Account's foreign investments could at times be concentrated in one or two foreign countries. We will consider the special risks involved in foreign investing before investing in foreign real estate and won't invest unless our standards are met.

GENERAL INVESTMENT AND OPERATING POLICIES

STANDARDS FOR REAL ESTATE INVESTMENTS

         GENERAL CRITERIA FOR BUYING REAL ESTATE OR MAKING MORTGAGE LOANS:
Before the Account purchases real estate or makes a mortgage loan, TIAA will consider such factors as:

         o        the location, condition, and use of the underlying property
         o its operating history, and its future income-producing capacity
         o the quality, operating experience, and creditworthiness of the borrower

         TIAA will analyze the fair market value of the underlying real estate, taking into account the property's operating cash flow (based on the historical and projected levels of rental and occupancy rates, and expenses), as well as the general economic conditions in the area where the property is located.

         DIVERSIFICATION: We haven't placed percentage limitations on the type and location of properties that the Account can buy. However, the Account seeks to diversify its investments by type of property and geographic location. How much the Account diversifies will depend upon whether suitable investments are available and how much the Account has available to invest.

         SPECIAL CRITERIA FOR MAKING MORTGAGE LOANS: Ordinarily, the Account will only make a mortgage loan if the loan, when added to any existing debt, will not exceed 85 percent of the appraised value of the mortgaged property when the loan is made, unless the Account is compensated for taking additional risk.

         SELLING REAL ESTATE INVESTMENTS: The Account doesn't intend to buy and sell its real estate investments simply to make short-term profits. But the Account may sell investments if market conditions are favorable or to raise cash. The Account will reinvest any sale proceeds that it doesn't need to pay operating expenses or to meet redemption requests (e.g., cash withdrawals or transfers).

OTHER REAL ESTATE-RELATED POLICIES

         APPRAISALS: The Account will rely on TIAA's own analysis to appraise a property when it first buys it. After that, normally the Account's properties and participating mortgage loans will be appraised or valued once a year by an independent state-certified appraiser who is a member of a professional appraisal organization. In addition, TIAA's appraisal staff will perform a valuation of each real estate property on a quarterly basis. While the Account usually won't receive an independent appraisal before it buys real estate, it will get an independent appraisal when it makes mortgage loans.

         BORROWING: The Account may borrow money and assume or obtain a mortgage on a property -- i.e., make leveraged real estate investments -- under the following limited circumstances:

         o The Account may borrow money when it buys a property that is already subject to existing mortgage loans
         o The Account may take out a mortgage on a property with a joint venture partner
         o The Account may take out a construction loan on a property with a joint venture partner, provided that if there is a default under the loan, the lender's recourse is limited to the assets of that joint venture
         o To meet short-term cash needs, the Account may obtain a line of credit whose terms require that the Account secure loans under the line of credit with one or more of its properties

         The Account's total borrowings may not exceed 20% of the Account's total net asset value. (In calculating the 20% limit, we will include only the Account's actual percentage interest in any borrowings and not that of any joint venture partner.) The Account may only borrow up to 70% of the then current value of a property, although construction loans may be for 100% of costs incurred in developing the property. Except for construction loans, any mortgage loans on a property will be non-recourse, meaning that if the Account defaults on its loan, the lender will have recourse only to the property encumbered or the joint venture owning the property, and not to any other assets of the Account. When possible, the Account will seek to have loans mature at different times to limit the risks of borrowing.

          The Account will not obtain mortgage financing from TIAA or any of its affiliates. However, on a limited basis, the Account may place a mortgage on an Account property held by a TIAA subsidiary for tax planning or other purposes. This type of mortgage will not be subject to the general limitations on borrowing described above.

         When the Account assumes or obtains a mortgage on a property, it will bear the expense of mortgage payments. It will also be exposed to certain additional risks, which are described under "Risks of Borrowing" on page __.

         JOINT INVESTMENTS: The Account can hold property jointly through general or limited partnerships, joint ventures, leaseholds, tenancies-in-common, or other legal arrangements. However, the Account will not hold real property jointly with TIAA or its affiliates.

         DISCRETION TO EVICT OR FORECLOSE: TIAA may, in its discretion, evict defaulting tenants or foreclose on defaulting borrowers to maintain the value of an investment, when it decides that it's in the Account's best interests.

         PROPERTY MANAGEMENT AND LEASING SERVICES: The Account usually will hire a local management company to perform the day-to-day management services for the Account's properties, including supervising any on-site personnel, negotiating maintenance and service contracts, and providing advice on major repairs and capital improvements. The local manager will also recommend changes in rent schedules and create marketing and advertising programs to attain and maintain good occupancy rates by responsible tenants. The Account may also hire leasing companies to perform or coordinate leasing and marketing services to fill any vacancies. The fees paid to the local management company, along with any leasing commissions and expenses, will reduce the Account's cash flow from a property.

         INSURANCE: We will try to arrange for, or require proof of, comprehensive insurance, including liability, fire, and extended coverage, for the Account's real property and properties securing mortgage loans or subject to purchase-leaseback transactions. The Account's insurance policies on its properties currently includes some coverage for terrorist acts, but we can't assure you that it will be adequate to cover all losses. We also can't assure you that we will be able to obtain coverage for terrorist acts at an acceptable cost, if at all, when the current policy expires.

OTHER POLICIES

         LIQUID ASSETS: At times, a significant percentage of the Account may be invested in liquid assets (which may or may not be real estate-related) while we look for suitable real property investments. The Account can temporarily increase the percentage of its liquid assets under some circumstances, including the rapid inflow of participants' funds, lack of suitable real estate investments, or a need for greater liquidity.

         INVESTMENT COMPANY ACT OF 1940: We intend to operate the Account so that it will not have to register as an "investment company" under the Investment Company Act of 1940 (the 1940 Act). This will require monitoring the Account's portfolio so that it won't have more than 40 percent of total assets, other than U.S. government securities and cash items, in investment securities. As a result, the Account may be unable to make some potentially profitable investments.

         CHANGING OPERATING POLICIES OR WINDING DOWN: TIAA can decide to change the operating policies of the Account or wind it down. If the Account is wound down, you may need to transfer your accumulations or annuity income to TIAA's traditional annuity or any CREF account available under your employer's plan. You will be notified in advance if we decide to change a significant policy or wind down the Account.

RISKS

         THE VALUE OF YOUR INVESTMENT IN THE ACCOUNT WILL GO UP AND DOWN BASED ON THE VALUE OF THE ACCOUNT'S ASSETS AND THE INCOME THE ASSETS GENERATE. The potential risk of investing in the Account is moderate. You can lose money by investing in the Account. The Account's assets and income (particularly its real estate assets and rental income) can be affected by many factors, and you should consider the specific risks presented below before investing in the Account.

RISKS OF REAL ESTATE INVESTING

         GENERAL RISKS OF OWNING REAL PROPERTY: The Account will be subject to the risks inherent in owning real property, including:

         o The Account's property values or rental and occupancy rates could go down due to general economic conditions, a weak market for real estate generally, changing supply and demand for certain types of properties, and natural disasters or man-made events.
         o A property may be unable to attract and retain tenants, which means that rental income would decline.
         o The Account could lose revenue if tenants don't pay rent, or if the Account is forced to terminate a lease for nonpayment. Any disputes with tenants could also involve costly litigation.
         o A property's profitability could go down if operating costs, such as property taxes, utilities, maintenance and insurance costs, go up in relation to gross rental income, or the property needs unanticipated repairs and renovations.

         GENERAL RISKS OF SELLING REAL ESTATE INVESTMENTS: Among the risks of selling real estate investments are:

         o The sale price of an Account property might differ from its estimated or appraised value, leading to losses or reduced profits to the Account.
         o Because of the nature of real estate, the Account might not be able to sell a property at a particular time for its full value, particularly in a poor market. This might make it difficult to raise cash quickly and also could lead to Account losses.
         o The Account may need to provide financing if no cash buyers are available.

         RISKS OF BORROWING: Among the risks of borrowing money and investing in a property subject to a mortgage are:

         o The Account may not be able to make its loan payments, which could result in a default on its loan. The lender then could foreclose on the underlying property and the Account would lose the value of its investment in the foreclosed property.
         o If the Account obtains a mortgage loan that involves a balloon payment, there is a risk that the Account may not be able to make the lump sum principal payment due under the loan at the end of the loan term, or otherwise obtain adequate refinancing. The Account then may be forced to sell the property or other properties under unfavorable market conditions or default on its mortgage.
         o If the Account takes out variable-rate loans, the Account's returns may be volatile when interest rates are volatile.

         REGULATORY RISKS: Government regulation, including zoning laws, property taxes, fiscal, environmental or other government policies, could operate or change in a way that hurts the Account and its properties. For example, regulations could raise the cost of owning and maintaining properties or make it harder to sell, rent, finance, or refinance properties due to the increased costs associated with regulatory compliance.

         ENVIRONMENTAL RISKS: The Account may be liable for damage to the environment caused by hazardous substances used or found on its properties. Under various environmental regulations, the Account may also be liable, as a current or previous property owner or mortgagee, for the cost of removing or cleaning-up hazardous substances found on a property, even if it didn't know of and wasn't responsible for the hazardous substances. If any hazardous substances are present or the Account doesn't properly clean up any hazardous substances, or if the Account fails to comply with regulations requiring it to actively monitor the business activities on its premises, the Account may have difficulty selling or renting a property or be liable for monetary penalties. The cost of any required clean-up and the Account's potential liability for environmental damage to a single real estate investment could exceed the value of the Account's investment in a property, the property's value, or in an extreme case, a significant portion of the Account's assets.

         UNINSURABLE LOSSES: Certain catastrophic losses (e.g., from earthquakes, wars, terrorist acts, nuclear accidents, floods, or environmental or industrial hazards or accidents) are uninsurable or so expensive to insure against that it doesn't make sense to buy insurance for them. If a disaster that we haven't insured against occurs, the Account could lose both its original investment and any future profits from the property affected. In addition, some leases may permit a tenant to terminate its obligations in certain situations, regardless of whether those events are fully covered by insurance. In that case, the Account would not receive rental income from the property while that tenant's space is vacant.

         RISKS OF DEVELOPING REAL ESTATE OR BUYING RECENTLY-CONSTRUCTED
PROPERTIES: If the Account chooses to develop a property or buys a recently-constructed property, it may face the following risks:

         o If developing real estate, there may be delays or unexpected increases in the cost of property development and construction due to strikes, bad weather, material shortages, increases in material and labor costs, or other events.
         o Because external factors may have changed from when the project was originally conceived (e.g., slower growth in local economy, higher interest rates, or overbuilding in the area), the property, if purchased when unleased, may not operate at the income and expense levels first projected or may not be developed in the way originally planned.
         o The seller or other party may not be able to carry out any agreement to provide certain minimum levels of income, or that agreement could expire, which could reduce operating income and lower returns.

         RISKS OF JOINT OWNERSHIP: Investing in joint venture partnerships or other forms of joint property ownership may involve special risks.

         o The co-venturer may have interests or goals inconsistent with those of the Account.
         o If a co-venturer doesn't follow the Account's instructions or adhere to the Account's policies, the jointly-owned properties, and consequently the Account, might be exposed to greater liabilities than expected.
         o A co-venturer can make it harder for the Account to transfer its property interest, particularly if the co-venturer has the right to decide whether and when to sell the property.
         o        The co-venturer may become insolvent or bankrupt.

         RISKS WITH PURCHASE-LEASEBACK TRANSACTIONS: The major risk of purchase-leaseback transactions is that the third party lessee will not be able to make required payments to the Account. If the leaseback interest is subordinate to other interests in the real property, such as a first mortgage or other lien, the risk to the Account increases because the lessee may have to pay the senior lienholder to prevent foreclosure before it pays the Account. If the lessee defaults or the leaseback is terminated prematurely, the Account might not recover its investment unless the property is sold or leased on favorable terms.

         APPRAISAL RISKS: Real estate appraisals are only estimates of property values based on a professional's opinion and may not be accurate predictors of the amount the Account would actually receive if it sold a property. If an appraisal is too high, the Account's value could go down upon reappraisal or if the property is sold for a lower price than the appraisal. If appraisals are too low, those who redeem prior to an adjustment to the valuation or a property sale will have received less than the true value of the Account's assets.

RISKS OF MORTGAGE LOAN INVESTMENTS

         GENERAL RISKS OF MORTGAGE LOANS: The Account will be subject to the risks inherent in making mortgage loans, including:

         o The borrower may default, requiring that the Account foreclose on the underlying property to protect the value of its mortgage loan. Since its mortgage loans are usually non-recourse, the Account must rely solely on the value of a property for its security. The larger the mortgage loan compared to the value of the property securing it, the greater the loan's risk. Upon default, the Account may not be able to sell the property for its estimated or appraised value. Also, certain liens on the property, such as mechanic's or tax liens, may have priority over the Account's security interest.
         o A deterioration in the financial condition of tenants, or the bankruptcy or insolvency of a major tenant, may adversely affect the income of a property, which could increase the likelihood that the borrower will default under its obligations.
            o The borrower may not be able to make a lump sum principal payment due under a mortgage loan at the end of the loan term, unless it can refinance the mortgage loan with another lender.
            o If interest rates are volatile during the loan period, the Account's variable-rate mortgage loans could have lower yields.

         PREPAYMENT RISKS: The Account's mortgage loan investments will usually be subject to the risk that the borrower repays the loan early. Prepayments can change the Account's return because we may be unable to reinvest the proceeds at as high an interest rate as the original mortgage loan rate.

         INTEREST LIMITATIONS: The interest rate we charge on mortgage loans may inadvertently violate state usury laws that limit rates, if, for example, state law changes during the loan term. If this happens, we could incur penalties or may not be able to enforce payment of the loan.

         RISKS OF PARTICIPATIONS: Participating mortgages are subject to the following additional risks:

         o The participation element might generate insufficient returns to make up for the higher interest rate the loan would have obtained without the participation feature.
         o In very limited circumstances, a court could possibly characterize the Account's participation interest as a partnership or joint venture with the borrower and the Account could lose the priority of its security interest, or be liable for the borrower's debts.

RISKS OF REIT INVESTMENTS

         REITs are subject to many of the same general risks associated with direct real property ownership. In particular, equity REITs may be affected by changes in the value of the underlying property owned by the trust, while mortgage REITs may be affected by the quality of any credit extended. In addition to these risks, because REIT investments are securities, they may be exposed to market risk--price volatility due to changing conditions in the financial markets and, in particular, changes in overall interest rates.

RISKS OF MORTGAGE-BACKED SECURITIES

            Mortgage-backed securities are subject to many of the same general risks inherent in real estate investing, making mortgage loans and investing in debt securities. In particular, these types of investments may be subject to prepayment risk - i.e., the risk that borrowers will repay the loans early. If the underlying mortgage assets experience greater than anticipated payments of principal, the Account could fail to recoup some or all of its initial investment in these securities, since the original price paid by the Account is based in part on assumptions regarding the receipt of interest payments. The rate of prepayments depends on a variety of geographic, social and other functions, including prevailing market interest rates and general economic factors.

         The market value of these securities is also highly sensitive to changes in interest rates. Note that the potential for appreciation, which could otherwise be expected to result from a decline in interest rates, may be limited by any increased prepayments.

         These securities may be harder to sell than other securities.

RISKS OF LIQUID INVESTMENTS

         The Account's investments in securities and other liquid investments may be subject to:

         o FINANCIAL RISK--for debt securities, the possibility that the issuer won't be able to pay principal and interest when due, and for common or preferred stock, the possibility that the issuer's current earnings will fall or that its overall financial soundness will decline, reducing the security's value.
         o MARKET RISK--price volatility due to changing conditions in the financial markets and, particularly for debt securities, changes in overall interest rates.
         o INTEREST RATE VOLATILITY, which may affect current income from an investment.

RISKS OF FOREIGN INVESTMENTS

         Foreign investments present the following special risks:

         o Foreign real estate markets may have different liquidity and volatility attributes than U.S. markets.
         o The value of foreign investments or rental income can go up or down from changes in currency rates, currency exchange control regulations, possible expropriation or confiscatory taxation, political, social, and economic developments, and foreign regulations.
         o The Account may (but is not required to) seek to hedge its exposure to changes in currency rates, which could involve extra costs. Hedging might not be successful.
         o It may be more difficult to obtain and collect a judgment on foreign investments than on domestic ones.

NO OPPORTUNITY FOR PRIOR REVIEW OF PURCHASE

         You won't have the opportunity to evaluate the economic merit of a property purchase before the Account completes the purchase, so you will need to rely solely on TIAA's judgment and ability to select investments consistent with the Account's investment objective and policies.

ESTABLISHING AND MANAGING THE ACCOUNT - THE ROLE OF TIAA

ESTABLISHING THE ACCOUNT

         TIAA's Board of Trustees established the Real Estate Account as a separate account of TIAA under New York law on February 22, 1995. The Account is regulated by the State of New York Insurance Department (NYID) and the insurance departments of some other jurisdictions in which the annuity contracts are offered. Although TIAA owns the assets of the Real Estate Account, and the Account's obligations are obligations of TIAA, the Account's income, investment gains, and investment losses are credited to or charged against the assets of the Account without regard to TIAA's other income, gains, or losses. Under New York insurance law, we can't charge the Account with liabilities incurred by any other TIAA business activities or any other TIAA separate account.

MANAGING THE ACCOUNT

         TIAA employees, under the direction and control of TIAA's Board of Trustees and its Investment Committee, manage the investment of the Account's assets, following investment management procedures TIAA adopted for the Account. TIAA's investment management responsibilities include:

         o identifying, recommending and purchasing appropriate real estate-related and other investments
         o providing all portfolio accounting, custodial, and related services for the Account
         o arranging for others to provide certain advisory or other management services to the Account's joint ventures or other investments

         TIAA provides all services to the Account at cost. For more about the charge for investment management services, see "Expense Deductions" on page __.

           You don't have the right to vote for TIAA Trustees directly. See "Voting Rights" page __. For information about the Trustees and principal executive officers of TIAA, see Appendix A on page __ of this prospectus.

         TIAA'S ERISA FIDUCIARY STATUS. To the extent that assets of a plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) are allocated to the Account, TIAA will be acting as an "investment manager" and a fiduciary under ERISA with respect to those assets.

LIQUIDITY GUARANTEE

          TIAA provides the Account with a liquidity guarantee -- TIAA ensures that the Account has funds available to meet participant transfer or cash withdrawal requests. If the Account can't fund participant requests from the Account, TIAA's general account will fund them by purchasing Account accumulation units (liquidity units). TIAA guarantees that you can redeem your accumulation units at their then current daily net asset value. Of course, you can make a cash withdrawal only if allowed by the terms of your plan. The Account pays TIAA for the liquidity guarantee through a daily deduction from net assets. See "Expense Deductions," page __.

         An independent fiduciary (described below) monitors the Account to ensure that TIAA does not own too much of the Account and may require TIAA to redeem some of its liquidity units, particularly when the Account has uninvested cash or liquid investments available. The independent fiduciary may also propose properties for the Account to sell so that TIAA can redeem liquidity units. TIAA does not currently own liquidity units.

CONFLICTS OF INTEREST

         TIAA does not accept acquisition or placement fees for the services it provides to the Account. However, TIAA employees who manage the Account's investments may also manage TIAA's general account investments. It may therefore at times face various conflicts of interest.

         For example, TIAA's general account may sometimes compete with the Real Estate Account in the purchase or sale of investments. A special TIAA Allocation Committee will seek to resolve any conflict by determining which account has cash available to make the purchase, the effect the purchase or sale will have on the diversification of each account's portfolio, the estimated future cash flow of the portfolios with regard to both purchases or sales, and other relevant legal or investment policy factors. If this analysis does not clearly determine which account should participate in a transaction, a rotation system will be used.

         Conflicts could also arise because some properties in TIAA's general account may compete for tenants with the Account's properties. We will seek to resolve this conflict by determining the tenant's preference between the two properties, how much the tenant is willing to pay for rent, and which property can best afford to pay any required costs associated with such leasing.

         Many of the personnel of TIAA involved in performing services to the Real Estate Account will have competing demands on their time. The personnel will devote such time to the affairs of the Account as TIAA's management determines, in its sole discretion exercising good faith, is necessary to properly service the Account. TIAA believes that it has sufficient personnel to discharge its responsibility to both the general account and the Real Estate Account and to avoid conflicts of interest.

INDEMNIFICATION

         The Account has agreed to indemnify TIAA and its affiliates, including its officers and directors, against certain liabilities, including, to the extent permitted by law, liabilities under the Securities Act of 1933. The Account may make such indemnification out of its assets.

ROLE OF THE INDEPENDENT FIDUCIARY

         Because TIAA's ability to purchase and sell liquidity units raises certain technical issues under ERISA, TIAA applied for and received a prohibited transaction exemption from the U.S. Department of Labor (PTE 96-76). In connection with the exemption, TIAA has appointed an independent fiduciary for the Real Estate Account, with overall responsibility for reviewing Account transactions to determine whether they are fair and in the Account's best interest.

         The Townsend Group, an institutional real estate consulting firm whose principal offices are located in Cleveland, Ohio, serves as the Account's independent fiduciary. The independent fiduciary's responsibilities include:

         o reviewing and approving the Account's investment guidelines and monitoring whether the Account's investments comply with those guidelines
         o        reviewing and approving valuation procedures
         o approving adjustments to any property valuations that change the value of the property or the Account as a whole above or below certain prescribed levels, or that are made within three months of the annual independent appraisal
         o reviewing and approving how we value accumulation and annuity units
         o        approving the appointment of all independent appraisers
         o reviewing the purchase and sale of units by TIAA to ensure that we use the correct unit values
         o requiring appraisals besides those normally conducted, if the independent fiduciary believes that any of the properties have changed materially, or that an additional appraisal is necessary to assure the Account has correctly valued a property

         The independent fiduciary also must monitor TIAA's ownership in the Account and supervise any winding down of the Account's operations. Its responsibilities include:

         o calculating the percentage of total accumulation units that TIAA's ownership shouldn't exceed (the trigger point) and creating a method for changing the trigger point
         o approving any adjustment of TIAA's interest in the Account and requiring an adjustment if TIAA's investment reaches the trigger point
         o participating in any program to reduce TIAA's ownership in the Account or to facilitate winding down the Account, including selecting properties for sale, providing sales guidelines, and approving those sales that, in the independent fiduciary's opinion, are desirable

         A special subcommittee of the Investment Committee of TIAA's Board of Trustees appointed The Townsend Group as the independent fiduciary, for a new three-year term, starting March 1, 2003. This subcommittee may renew the independent fiduciary appointment, remove the independent fiduciary, or appoint its successor. The independent fiduciary can be removed for cause by the vote of a majority of subcommittee members and will not be reappointed unless more than 60 percent of the subcommittee members approve. It can resign after at least 180 days' written notice.

         TIAA pays the independent fiduciary directly. The investment management charge paid to TIAA includes TIAA's costs for retaining the independent fiduciary. The independent fiduciary will receive less than 5 percent of its annual income (including payment for its services to the Account) from TIAA.

         When you decide as a participant or plan fiduciary to invest in the Account, after TIAA has provided you with full and fair disclosure including the disclosure in this prospectus, you are also acknowledging that you approve and accept The Townsend Group or any successor to serve as the Account's independent fiduciary.

DESCRIPTION OF PROPERTIES

THE PROPERTIES--IN GENERAL

         As of December 31, 2003, the Account owned a total of 87 real estate properties, representing 84.26% of the Account's total investment portfolio. This real estate portfolio includes 35 office properties (six of which are held in joint ventures), 21 industrial properties (including one joint venture), 22 apartment complexes, 8 retail properties (including three joint ventures, each owning a regional mall, in which the Account owns a 50% partnership interest), and a 75% joint venture partnership interest in a portfolio of storage facilities.

         In the table below you will find general information about each of the Account's portfolio properties as of December 31, 2003.

                                                                                      RENTABLE            ANNUAL AVG.
                                                                                      AREA                BASE RENT
                                                       YEAR              YEAR         (SQ. FT.)  PERCENT  PER LEASED     MARKET
PROPERTY                         LOCATION              BUILT             PURCHASED    (1)        LEASED   SQ. FT. (2)   VALUE(3)
----------------------------------------------------------------------------------------------------------------------------------

OFFICE PROPERTIES
Mellon Financial Center at       Boston, MA            1970(6)           2002           782,241    90%     $36.57     $248,000,000
One Boston Place (4)

161 North Clark Street (5)       Chicago, IL           1992              2003         1,010,520    97%     $15.14     $209,051,330

780 Third Avenue                 New York, NY          1984              1999           487,501    90%     $42.75     $180,000,000

701 Brickell                     Miami, FL             1986(6)           2002           677,667    95%     $17.01     $177,009,565

Ten & Twenty Westport Road       Wilton, CT            1974(6); 2001     2001           538,840   100%     $25.15     $144,000,000

Treat Towers (5)                 Walnut Creek, CA      1999              2003           367,313   100%     $32.00     $112,941,315

Prominence in Buckhead (5)       Atlanta, GA           1999              2003           424,309    90%     $28.62      $92,494,922

Morris Corporate Center III      Parsippany, NJ        1990              2000           525,154    83%     $20.91      $90,000,000

Corporate Boulevard              Rockville, MD         1984-1989         2002           339,786    91%     $21.48      $69,500,000

Oak Brook Regency Towers         Oakbrook, IL          1977(6)           2002           402,318    89%     $14.06      $67,300,000

88 Kearny Street                 San Francisco, CA     1986              1999           228,470    82%     $37.62      $62,541,205

1015 15th Street                 Washington, DC        1978(6)           2001           184,825    99%     $30.44      $54,300,000

Parkview Plaza(7)                Oakbrook, IL          1990              1997           266,020    95%     $19.19      $50,400,000

The Farragut Building            Washington, DC        1962(6)           2002           146,792    66%     $25.82      $45,700,000

Sawgrass Office Portfolio        Sunrise, FL           1997-2000         1997,          344,009    95%     $12.43      $45,400,000
                                                                         1999-2000

The Pointe on Tampa Bay          Tampa, FL             1982(6)           2002           249,215    88%     $20.94      $42,100,000

3 Hutton Centre                  Santa Ana, CA         1985(6)           2003           197,817    91%     $22.10      $39,991,353

Capitol Place                    Sacramento, CA        1988(6)           2003           151,803    93%     $28.97      $38,805,345

Maitland Promenade One           Maitland, FL          1999              2000           227,814    95%     $18.88      $35,192,924

BISYS Fund Services Building(8)  Eaton, OH             1995;2002         1999; 2002     155,964   100%     $14.33      $35,500,000

4200 West Cypress Street         Tampa, FL             1989              2003           220,579    96%     $20.14      $32,824,935

Monument Place                   Fairfax, VA           1990              1999           221,538    82%     $17.47      $33,334,338

Columbia Centre III              Rosemont, IL          1989              1997           238,696    68%     $15.46      $30,000,000

Biltmore Commerce Center         Phoenix, AZ           1985              1999           259,792    85%     $18.00      $28,639,089

Fairgate at Ballston(7)          Arlington, VA         1988              1997           137,117    96%     $14.32      $28,400,000

10 Waterview Boulevard           Parsippany, NJ        1984              1999           209,553    64%     $12.49      $27,000,000

Tysons Executive Plaza II(9)     McLean, VA            1988              2000           252,552    97%     $22.79      $25,577,096

Longview Executive Park(7)       Hunt Valley, MD       1988              1997           258,999    87%      $3.31      $22,200,000

Columbus Portfolio                                                                      259,626             $9.12      $22,000,000
  Metro South Building           Dublin, OH            1997              1999            90,726    67%                           -
  Vision Service Plan Building   Eaton, OH             1997              1999            50,000   100%                           -
  One Metro Place                Dublin, OH            1998              2001           118,900    97%

9 Hutton Centre                  Santa Ana, CA         1990              2001           148,265    93%      $9.43      $20,343,676

Five Centerpointe(7)             Lake Oswego, OR       1988              1997           113,910    93%     $19.05      $13,850,797

Needham Corporate Center         Needham, MA           1987              2001           138,684    95%     $22.36      $12,544,934

Batterymarch Park II             Quincy, MA            1986              2001           104,718    88%     $18.88      $10,000,000

371 Hoes Lane                    Piscataway, NJ        1986              1997           139,670    66%      $6.65      $ 8,500,000

Northmark Business Center(7)     Blue Ash, OH          1985              1997           108,561    29%     $10.09      $ 5,200,000
                                                                                                                    --------------
SUBTOTAL--OFFICE PROPERTIES                                                                                         $2,160,642,824
                                                                                                                    ==============

INDUSTRIAL PROPERTIES

Dallas Industrial Portfolio      Dallas and Coppell, TX  1997-           2000-        3,763,886    94%      $3.15     $138,000,000
(formerly Parkwest Center)                               2001            2002
Ontario Industrial Portfolio                                                          2,698,717   100%      $3.54     $117,500,000
  Timberland Building            Ontario, CA             1998            1998           414,435                                  -
  5200 Airport Drive             Ontario, CA             1997            1998           404,500                                  -
  1200 S. Etiwanda Ave.          Ontario, CA             1998            1998           223,170                                  -
  Park Mira Loma West            Mira Loma, CA           1998            1998           557,500
  Wineville Center Buildings     Mira Loma, CA           1999            2000         1,099,112

Chicago Industrial Portfolio     Chicago and Joliet, IL  1997-           1998;        1,325,134    93%      $3.60     $ 59,292,310
(consolidation of Rockrun,                               2000            2000
Glen Pointe and Woodcreek
Business Parks)

Rainier Corporate Park           Fife, WA                1991-1997       2003         1,104,646    94%      $3.56     $ 53,994,267

Memphis CALEast                  Memphis, TN             1996-1997       2003         1,600,232    83%      $2.72     $ 43,036,559
Industrial Portfolio

Northpointe Commerce Center      Fullerton, CA           1990-1994       2000           612,023   100%      $4.44     $ 41,800,000

Chicago CALEast                  Chicago, IL             1974-1999       2003           834,549    99%      $4.36     $ 40,232,195
Industrial Portfolio

New Jersey CALEast               Cranbury, NJ            1982-1989       2003           807,773   100%      $4.39     $ 39,843,924
Industrial Portfolio                                     2002

Summit Distribution Center       Memphis, TN                             2003           708,532   100%      $2.52     $ 21,961,420

Cabot Industrial Portfolio(10)   Rancho Cucamonga, CA    2000-2002       2000; 2001;  1,214,475   100%      $3.44     $ 52,223,082
                                                                         2002

IDI Kentucky Portfolio
(formerly, Parkwest Int'l)                                                            1,437,022   100%      $3.44     $ 52,000,000
  Building C                     Hebron, KY              1998            1998           520,000                                  -
  Building D                     Hebron, KY              1998            1998           184,800                                  -
  Building E                     Hebron, KY              2000            2000           207,222                                  -
  Building J                     Hebron, KY              2000            2000           525,000                                  -

Atlanta Industrial Portfolio     Lawrenceville, GA       1996-99         2000         1,145,693    87%      $2.22     $ 37,300,000

South River Road Industrial      Cranbury, NJ            1999            2001           626,071    82%      $2.69     $ 31,000,000

Konica Photo Imaging             Mahwah, NJ              1999            1999           168,000   100%     $10.30     $ 18,500,000
Headquarters

Eastgate Distribution Center     San Diego, CA           1996            1997           200,000   100%      $6.58     $ 16,600,000

Landmark at Salt Lake City       Salt Lake City, UT      2000            2000           328,508   100%      $3.98     $ 12,500,000
Building #4

UPS Distribution Facility        Fernley, NV             1998            1998           256,000   100%      $4.07     $ 11,500,000

FEDEX Distribution Facility      Crofton, MD             1998            1998           111,191   100%      $7.18     $  7,600,000

Interstate Crossing              Eagan, MN               1995            1996           131,380    95%      $4.29     $  6,345,000

Butterfield Industrial Park      El Paso, TX             1980-81         1995           183,510   100%      $2.41     $  4,506,687

River Road Distribution Center   Fridley, MN             1995            1995           100,456   100%      $4.23     $  4,150,000
                                                                                                                      ------------
SUBTOTAL--INDUSTRIAL PROPERTIES=                                                                                      $809,885,444
                                                                                                                      ============

RETAIL PROPERTIES

The Florida Mall (11)            Orlando, FL             1986(6)      2002           921,370(12)   98%   $36.49   $   99,279,653(13)

Westwood Marketplace             Los Angeles, CA         1950(14)     2002           202,201      100%   $26.97   $   74,000,000

West Town Mall(11)               Knoxville, TN           1972(6)      2002           684,777(12)   98%   $18.84   $   76,375,643(13)

Miami International Mall(11)     Miami, FL               1982(6)      2002           290,299(12)   98%   $29.20   $   39,789,620(13)

Rolling Meadows                  Rolling Meadows, IL     1957(6)      1997           130,909      100%   $10.62   $   13,550,000

Plantation Grove                 Ocoee, FL               1995         1995            73,655      100%   $10.83   $    9,100,000

The Lynnwood Collection          Raleigh, NC             1988         1996            86,362       98%    $9.04   $    8,100,000

The Millbrook Collection         Raleigh, NC             1988         1996           102,221       72%    $6.23   $    7,000,000
                                                                                                                  --------------
SUBTOTAL--RETAIL PROPERTIES                                                                                       $  327,194,916
                                                                                                                  --------------
SUBTOTAL--COMMERCIAL PROPERTIES                                                                                   $3,297,723,184
                                                                                                                  ==============

RESIDENTIAL PROPERTIES(15)

The Legacy at Westwood           Los Angeles, CA         2001         2002                NA       92%       NA   $   84,400,000
Apartments

Longwood Towers                  Brookline, MA           1926(6)      2002                NA       95%       NA   $   76,400,000

Ashford Meadows Apartments       Herndon, VA             1998         2000                NA       96%       NA   $   62,000,000

Larkspur Courts                  Larkspur, CA            1991         1999                NA       94%       NA   $   55,000,000

The Colorado                     New York, NY            1987         1999                NA       98%       NA   $   54,008,059

Regents Court Apartments         San Diego, CA           2001         2002                NA       93%       NA   $   49,600,000

South Florida Apartment          Boca Raton and          1986         2001                NA       96%       NA   $   46,700,000
Portfolio                        Plantation, FL

Doral Pointe Apartments          Miami, FL               1990         2001                NA       95%       NA   $   42,600,000

Alexan Buckhead                  Atlanta, GA             2002         2002                NA       64%       NA   $   41,000,000

The Lodge at Willow Creek        Denver, CO              1997         1997                NA       93%       NA   $   31,698,947

Golfview Apartments              Lake Mary, FL           1998         1998                NA       91%       NA   $   27,750,000

Lincoln Woods Apartments         Lafayette Hill, PA      1991         1997                NA       92%       NA   $   26,704,000

The Legends at Chase Oaks        Plano, TX               1997         1998                NA       96%       NA   $   26,000,000

Kenwood Mews Apartments          Burbank, CA             1991         2001                NA       96%       NA   $   22,700,000

Westcreek Apartments             Westlake Village, CA    1988         1997                NA       97%       NA   $   22,000,000

Monte Vista                      Littleton, CO           1995         1996                NA       97%       NA   $   20,600,000

Quiet Waters at Coquina Lakes    Deerfield Beach, FL     1995         2001                NA       97%       NA   $   18,800,000

The Fairways of Carolina         Margate, FL             1993         2001                NA       97%       NA   $   18,000,000

Indian Creek Apartments          Farmington Hills, MI    1988         1998                NA       95%       NA   $   17,700,000

Royal St. George                 W. Palm Beach, FL       1995         1996                NA       98%       NA   $   17,700,000

The Greens at Metrowest          Orlando, FL             1990         1995                NA       96%       NA   $   14,000,000
Apartments

Bent Tree Apartments             Columbus, OH            1987         1998                NA       93%       NA   $   13,000,000
                                                                                                                  --------------
SUBTOTAL--RESIDENTIAL PROPERTIES                                                          NA                      $  788,361,006
                                                                                                                  ==============

OTHER COMMERCIAL  PROPERTIES

Storage Portfolio I, LLC(16)     Various, U.S.           1972-1990    2003         2,230,743       78%   $12.57   $  175,676,890
                                                                                                                  --------------
    TOTAL--ALL PROPERTIES                                                                                         $4,261,761,080
                                                                                                                  ==============

(1) The square footage is an approximate measure and is subject to periodic remeasurement.
(2) Based on total contractual rent on leases existing at December 31, 2003. For those properties purchased in fourth quarter of 2003, the number was derived by annualizing the rents charged by the Account since acquiring the property.
(3) Market value reflects the value determined in accordance with the procedures described in the Account's prospectus and as stated in the Consolidated Statement of Investments.
(4) The Account purchased a 50.25% interest in a private REIT, which owns this property. A 49.70% interest is owned by Societe Immobiler Trans-Quebec, and .05% is owned by 100 individuals.
(5)  Property held in a 75%/25% joint venture with Equity Office Properties.
(6)  Undergone extensive renovations since original construction.
(7)  Purchased through Light Street Partners, L.P. (now 100% owned by the
     Account).
(8) Property held in 96%/4% joint venture with Georgetown BISYS Phase II LLC. Phase II was purchased in 2002.
(9) Property held in 50%/50% joint venture with Tennessee Consolidated Retirement System. Market value shown reflects the value of the Account's interest in the property.
(10) The property is held in an 80%/20% joint venture with Cabot Industrial
     Trust.
(11) Each property is held in an approximately 50%/50% joint venture with the Simon Property Group.
(12) Reflects the square footage owned by the joint venture.
(13) Market value shown represents the Account's interest after debt.
(14) Total renovation completed in 2001.
(15) For the average unit size and annual average rent per unit for each residential property, see "Residential Properties" below.
(16) Property held in 75%/25% joint venture with Storage USA.

COMMERCIAL (NON-RESIDENTIAL) PROPERTIES

         IN GENERAL. At December 31, 2003, the Account held 65 commercial (non-residential) properties in its portfolio. Fourteen of these properties are held through joint ventures, three of which are subject to mortgages. Although the terms vary under each lease, certain expenses, such as real estate taxes and other operating expenses, are paid or reimbursed by the tenants.

         The Account's portfolio is well diversified by both property type, as well as geographic location. The portfolio consists of: 35 office properties containing approximately 10.6 million square feet located in 13 states and the District of Columbia; 21 industrial properties containing 19.4 million square feet located in 12 states; and 8 retail properties containing approximately 2.6 million square feet located in 5 states. In addition, the Account has a 75% interest in a portfolio of storage facilities located throughout the United States.

         As of December 31, 2003, the overall occupancy rate of Account's commercial real estate portfolio was 94% on a weighted average basis. Office properties were 90% leased with 844 leases, industrial properties were 95% leased with 166 leases, and retail properties were 94% leased with 518 leases. No single tenant accounts for more than 3.74% of the total rentable area of the Account's commercial properties.

         MAJOR TENANTS: The following table lists the Account's major commercial tenants based on the total space they occupy in the Account's properties.

                                                     PERCENTAGE OF TOTAL
                                                     RENTABLE AREA OF         PERCENTAGE OF TOTAL RENTABLE
                                 OCCUPIED            ACCOUNT'S OFFICE         AREA OF ACCOUNT'S NON-
MAJOR OFFICE TENANTS              SQUARE FEET         PROPERTIES               RESIDENTIAL PROPERTIES
----------------------------------------------------------------------------------------------------------
Accenture                        400,264                 3.8%                         1.2%
The Boston Company               361,623                 3.4%                         1.1%
Chicago Title & Trust            264,775                 2.5%                         0.8%
VanKampen                        235,717                 2.2%                         0.7%
BISYS Fund Services              227,869                 2.1%                         0.7%
PHH Vehicle Management           199,563                 1.9%                         0.6%
Cadbury Adams                    173,788                 1.6%                         0.5%
Nortel                           141,342                 1.3%                         0.4%
Deloitte & Touche                136,580                 1.3%                         0.4%
Louis Dreyfuss                   130,122                 1.2%                         0.4%

                                                     PERCENTAGE OF TOTAL
                                                     RENTABLE AREA OF         PERCENTAGE OF TOTAL RENTABLE
                                 OCCUPIED            ACCOUNT'S RETAIL         AREA OF ACCOUNT'S NON-
MAJOR RETAIL TENANTS             SQUARE FEET         PROPERTIES               RESIDENTIAL PROPERTIES
----------------------------------------------------------------------------------------------------------
JC Penney                        196,931                 7.7%                         0.6%
Proffits                         162,501                 6.3%                         0.5%
Parisian                         143,278                 5.6%                         0.4%
Saks Fifth Avenue                105,672                 4.1%                         0.3%
Kroger                           104,674                 4.1%                         0.3%
Home Depot Expo Design            98,350                 3.8%                         0.3%
Regal Cinema                      76,580                 3.0%                         0.2%
Jewel-Osco                        62,230                 2.4%                         0.2%
Old Navy                          57,076                 2.2%                         0.2%
Ralphs                            52,040                 2.0%                         0.2%

                                                     PERCENTAGE OF TOTAL
                                                     RENTABLE AREA OF         PERCENTAGE OF TOTAL RENTABLE
                                 OCCUPIED            ACCOUNT'S INDUSTRIAL     AREA OF ACCOUNT'S NON-
MAJOR INDUSTRIAL TENANTS         SQUARE FEET         PROPERTIES               RESIDENTIAL PROPERTIES
----------------------------------------------------------------------------------------------------------
Walmart                        1,099,112                 5.7%                         3.4%
The Gap, Inc.                  1,045,000                 5.4%                         3.2%
Hewlett-Packard Company          708,532                 3.7%                         2.2%
Honeywell                        700,000                 3.6%                         2.2%
Standard Motor Products          671,172                 3.5%                         2.1%
Wickes Furniture                 573,000                 3.0%                         1.8%
Meiko America                    557,500                 2.9%                         1.7%
New Breed Transfer Corp          537,900                 2.8%                         1.7%
Carrier                          500,000                 2.6%                         1.5%
UPS Worldwide                    463,750                 2.4%                         1.4%

         LEASE EXPIRATIONS: The following charts provide lease expiration information for the Account's commercial properties, categorized by property type. While many of the leases contain renewal options with varying terms, these charts assume that none of the tenants exercise their renewal options.

OFFICE PROPERTIES

                                                           RENTABLE AREA   PERCENTAGE OF TOTAL RENTABLE
                                                            SUBJECT TO           AREA OF ACCOUNT'S
                                                             EXPIRING       NON-RESIDENTIAL PROPERTIES
                                     NUMBER OF LEASES         LEASES          REPRESENTED BY EXPIRING
     YEAR OF LEASE EXPIRATION            EXPIRING            (SQ. FT.)                LEASES
-------------------------------------------------------------------------------------------------------
               2004                         152              1,254,716                 11.8%
               2005                         143              1,323,445                 12.5%
               2006                         120              1,174,349                 11.1%
               2007                         119               867,070                  8.2%
               2008                         97               1,243,620                 11.8%
        2009 and thereafter                 213              3,219,438                 30.4%
                                            ---              ---------                 -----
-------------------------------------------------------------------------------------------------------
               TOTAL                        844              9,092,638                 85.7%
-------------------------------------------------------------------------------------------------------

RETAIL PROPERTIES

-------------------------------------------------------------------------------------------------------
                                                           RENTABLE AREA   PERCENTAGE OF TOTAL RENTABLE
                                                            SUBJECT TO           AREA OF ACCOUNT'S
                                                             EXPIRING       NON-RESIDENTIAL PROPERTIES
                                     NUMBER OF LEASES         LEASES          REPRESENTED BY EXPIRING
     YEAR OF LEASE EXPIRATION            EXPIRING            (SQ. FT.)                LEASES
-------------------------------------------------------------------------------------------------------
               2004                         53                92,360                   3.6%
               2005                         76                226,734                  8.8%
               2006                         75                149,781                  5.8%
               2007                         52                120,498                  4.7%
               2008                         32                294,488                  11.5%
        2009 and thereafter                 230              1,547,391                 60.2%
                                            ---              ---------                 -----
-------------------------------------------------------------------------------------------------------
               TOTAL                        518              2,431,252                 94.7%
-------------------------------------------------------------------------------------------------------

INDUSTRIAL PROPERTIES

-------------------------------------------------------------------------------------------------------
                                                                           PERCENTAGE OF TOTAL RENTABLE
                                                           RENTABLE AREA         AREA OF ACCOUNT'S
                                                            SUBJECT TO      NON-RESIDENTIAL PROPERTIES
                                     NUMBER OF LEASES     EXPIRING LEASES     REPRESENTED BY EXPIRING
     YEAR OF LEASE EXPIRATION            EXPIRING            (SQ. FT.)                LEASES
-------------------------------------------------------------------------------------------------------
               2004                         27               2,251,036                 11.6%
               2005                         36               3,229,331                 16.7%
               2006                         33               2,313,602                 12.0%
               2007                         16               1,850,189                 9.6%
               2008                         32               4,103,716                 21.2%
        2009 and thereafter                 22               4,274,900                 22.1%
                                            --               ---------                 -----
-------------------------------------------------------------------------------------------------------
               TOTAL                        166             18,022,774                 93.1%
-------------------------------------------------------------------------------------------------------

RESIDENTIAL PROPERTIES

         The Account's residential property portfolio currently consists of 22 first class or luxury multi-family garden apartment complexes, mid-rise and high rise apartment buildings. The portfolio contains approximately 5,796 units located in 11 states, with an overall occupancy rate of 94%. None of the residential properties in the portfolio is subject to a mortgage. The complexes generally contain one- to three-bedroom apartment units, with a range of amenities, such as patios or balconies, washers and dryers, and central air conditioning. Many of these apartment communities have use of on-site fitness facilities, including some with swimming pools. Rents on each of the properties tend to be comparable with competitive communities and are not subject to rent regulation. The Account is responsible for the expenses of operating the properties.

         In the table below you will find additional information regarding the residential properties in the Account's portfolio as of December 31, 2003.

                                                                                                              AVG. RENT
                                                                            NUMBER     AVG. UNIT SIZE         PER UNIT/
PROPERTY                                    LOCATION                       OF UNITS    (SQUARE FEET)          PER MONTH
The Legacy at Westwood Apartments           Los Angeles, CA                  187             1,180            $3,842.00
Longwood Towers                             Brookline, MA                    268               938            $2,245.00
Ashford Meadows                             Herndon, VA                      440             1,050            $1,385.00
The Colorado                                New York, NY                     254               622            $2,361.00
Larkspur Courts                             Larkspur, CA                     248             1,001            $1,884.00
Regents Court Apartments                    San Diego, CA                    251               886            $1,426.00
South Florida Apartment Portfolio           Boca Raton, Plantation, FL       550               889            $  990.00
Alexan Buckhead                             Atlanta, GA                      231               990            $1,641.00
Doral Pointe Apartments                     Miami, FL                        440             1,150            $1,136.00
The Lodge at Willow Creek                   Denver, CO                       316               996            $1,197.00
Golfview Apartments                         Lake Mary, FL                    277             1,134            $1,147.00
The Legends at Chase Oaks                   Plano, TX                        346               972            $  994.00
Lincoln Woods Apartments                    Lafayette Hill, PA               216               774            $1,247.00
Kenwood Mews Apartments                     Burbank, CA                      141               942            $1,416.00
Monte Vista                                 Littleton, CO                    219               888            $1,022.00

Westcreek Apartments                        Westlake Village, CA             126               951            $1,661.00
Indian Creek Apartments                     Farmington Hills, MI             196             1,139            $1,021.00
Quiet Waters at Coquina Lakes               Deerfield Beach, FL              200             1,048            $1,078.00
Royal St. George                            West Palm Beach, FL              224               870            $  927.00
The Fairways of Carolina                    Margate, FL                      208             1,026            $1,012.00
The Greens at Metrowest Apartments          Orlando, FL                      200               920            $  886.00
Bent Tree Apartments                        Columbus, OH                     256               928            $  794.00

RECENT PROPERTY PURCHASES AND SALES

         [TO COME IF APPLICABLE]

         FOR A DISCUSSION OF THE ACCOUNT'S REAL ESTATE HOLDINGS AND RECENT ACQUISITIONS IN THE CONTEXT OF THE ACCOUNT'S PERFORMANCE AS A WHOLE, SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" BELOW. REAL ESTATE TRANSACTIONS MADE BY THE ACCOUNT AFTER THE DATE OF THIS PROSPECTUS WILL BE DESCRIBED IN SUPPLEMENTS TO THE PROSPECTUS, AS APPROPRIATE.

SELECTED FINANCIAL DATA

         The following selected financial data should be considered in conjunction with the Account's consolidated financial statements and notes provided in this report.

                                   YEAR ENDING       YEAR ENDING       YEAR ENDED      YEAR ENDED      YEAR ENDED     YEAR ENDED
                                   DECEMBER 31,      DECEMBER 31,      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                       2003             2002              2001            2000            1999           1998
                                       ----             ----              ----            ----            ----           ----
Investment income:
   Real estate income, net:
     Rental income...............$  393,497,346     $287,419,001      $233,574,957     $180,751,733    $128,971,928   $ 77,852,934
                                 --------------     ------------      ------------     ------------    ------------   ------------
     Real estate property level
       expenses and taxes:
       Operating expenses........    96,026,718       63,789,057        48,690,151       37,784,524      27,175,434     17,190,095
       Real estate taxes.........    53,413,903       35,848,075        27,963,306       21,677,181      15,631,453      8,755,526
                                 --------------     ------------      ------------     ------------    ------------   ------------
          Total retal estate
          property level expenses
          and taxes..............   149,440,621       99,637,132        76,653,457       59,461,705      42,806,887     25,945,621
                                 --------------     ------------      ------------     ------------    ------------   ------------
          Real estate income, net   244,056,725      187,781,869       156,921,500      121,290,028      86,165,041     51,907,313
Income from real estate
 joint ventures..................    19,492,494       14,125,306         2,392,594          756,133              --             --
Dividends and interest...........    19,461,931       26,437,901        33,687,343       31,334,291      24,932,733     23,943,728
                                 --------------     ------------      ------------     ------------    ------------   ------------
       Total investment income  .   283,011,150      228,345,076       193,001,437      153,380,452     111,097,774     75,851,041
Expenses.........................    31,654,065       23,304,336        17,191,929       13,424,566       9,278,410      6,274,594
                                 --------------     ------------      ------------     ------------    ------------   ------------
       Investment income net.....   251,357,085      205,040,740       175,809,508      139,955,886     101,819,364     69,576,447
Net realized and unrealized
 gain on investments.............    17,229,435     (106,424,480)     (23,485,614)       54,147,449       9,834,743      7,864,659
                                 --------------     ------------      ------------     ------------    ------------   ------------
Net increase in net assets
 resulting from continuing
 operations before minority
 interest and discontinued          268,586,520       98,616,260       152,323,894      194,103,335     111,654,107     77,441,106
 opereations Minority interest       (6,655,183)      (1,484,585)         (811,789)              --       1,364,619     (3,487,991)
Discontinued operations..........    41,641,549       19,110,363        17,706,880       11,339,359       2,925,041      2,658,547
Participant transactions.........   813,860,715      346,079,345       657,326,121      486,196,949     383,171,774    333,936,510
                                 --------------     ------------      ------------     ------------    ------------   ------------
Net increase in net assets.......$1,117,433,601     $462,321,383      $826,545,106     $691,639,643    $499,115,541   $410,548,172
                                 ==============     ============      ============     ============    ============   ============

                                                                                                                       DECEMBER 31,
                                     2003             2002              2001             2000              1999             1998
                                     ----             ----              ----             ----              ----             ----
Total assets.....................$5,165,683,386   $3,870,532,278    $3,270,384,450   $2,423,100,402  $1,719,457,715  $1,229,603,431
Total liabilities and
minority interest...............    372,261,225      194,543,718        56,717,273       35,978,331      23,975,287      33,236,544
                                 --------------   --------------    --------------   --------------  --------------  --------------
Total net assets................ $4,793,422,161   $3,675,988,560    $3,213,667,177   $2,387,122,071  $1,695,482,428  $1,196,366,887
                                 ==============   ==============    ==============   ==============  ==============  ==============
Accumulation units outstanding       24,724,183       20,346,696        18,456,445       14,604,673      11,487,360       8,833,911
Accumulation unit value.........        $186.94          $173.90           $168.16          $158.21         $142.97         $132.17
                                 ==============   ==============    ==============   ==============  ==============  ==============

                                                                       JULY 3, 1995
                                                                     (COMMENCEMENT OF
                                   YEAR ENDED        YEAR ENDED       OPERATIONS) TO
                                   DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                       1997             1996              1995
                                       ----             ----              ----
Investment income:
   Real estate income, net:
     Rental income...............  $ 41,189,608    $  9,504,481       $    165,762
                                   ------------    ------------       ------------
     Real estate property level
       expenses and taxes:
       Operating expenses........     8,843,557       1,995,822             29,173
       Real estate taxes.........     4,234,044       1,053,703             14,659
                                   ------------    ------------       ------------
          Total retal estate
          property level expenses
          and taxes..............    13,077,601       3,049,525             43,832
                                   ------------    ------------       ------------
          Real estate income, net    28,112,007       6,454,956            121,930
Income from real estate
 joint ventures..................            --              --                 --
Dividends and interest...........    16,486,279       6,027,486          2,828,900
                                   ------------    ------------       ------------
       Total investment income  .    44,598,286      12,482,442          2,950,830
Expenses.........................     3,526,545       1,155,796            310,433
                                   ------------    ------------       ------------
       Investment income net.....    41,071,741      11,326,646          2,640,397
Net realized and unrealized
 gain on investments.............    18,147,053       3,330,539             35,603
                                   ------------    ------------       ------------
Net increase in net assets
 resulting from continuing
 operations before minority
 interest and discontinued           59,218,794      14,657,185          2,676,000
 opereations Minority interest       (1,881,178)             --                 --
Discontinued operations..........     2,773,784       1,125,730                 --
Participant transactions.........   356,052,262     233,653,793        117,582,345
                                   ------------    ------------       ------------
Net increase in net assets.......  $416,123,662    $249,436,708       $120,258,345
                                   ============    ============       ============


                                       1997            1996               1995
                                       ----            ----               ----
Total assets.....................  $815,760,825    $426,372,007       $143,177,421
Total liabilities and
minority interest...............     29,942,110      56,676,954         22,919,076
                                   ------------    ------------       ------------
Total net assets................   $785,818,715    $369,695,053       $120,258,345
                                   ============    ============       ============
Accumulation units outstanding        6,313,015       3,295,786          1,172,498

Accumulation unit value.........        $122.30         $111.11            $102.57
                                   ============    ============       ============

QUARTERLY SELECTED FINANCIAL INFORMATION

The following is selected financial information for the Account for each full quarter within the past two calendar years:

                                                       2002
                                             FOR THE THREE MONTHS ENDED
                                             --------------------------
                             MARCH 31,       JUNE 30,       SEPTEMBER 30,     DECEMBER 31,
                             ---------       --------       -------------     ------------
Investment
income, net               $ 44,171,299     $ 50,812,802     $ 51,683,669     $ 58,372,970

Net realized gain
(loss)
on investments               4,320,393        3,091,947        1,428,243       (1,914,498)

Net unrealized gain
(loss)
on investments             (29,088,106)     (22,640,922)     (30,606,185)     (31,015,352)

Minority interest             (119,166)        (521,681)          42,020         (885,758)

Discontinued operations      5,822,819        7,975,157        3,849,198        1,463,189
                          ------------     ------------     ------------     ------------
Net increase in net
assets resulting
from operations           $ 25,107,239     $ 38,717,303     $ 26,396,945     $ 26,020,551
                          ============     ============     ============     ============
Total return                     0.77%            1.14%            0.76%            0.74%
                                 =====            =====            =====            =====

                                                        2003
                                             FOR THE THREE MONTHS ENDED
                                             --------------------------
                             MARCH 31,       JUNE 30,       SEPTEMBER 30,     DECEMBER 31,
                             ---------       --------       -------------     ------------
Investment
income, net               $ 59,964,355     $ 61,367,758     $ 62,077,623    $ 67,947,349


Net realized gain
(loss)
on investments                (396,673)        (441,873)          40,568       8,490,244

Net unrealized gain
(loss)
on investments              (8,597,738)     (12,077,579)      17,190,244      13,022,242

Minority interest           (2,688,475)       1,059,606       (2,893,330)     (2,132,984)

Discontinued operations      3,275,420       18,080,818       34,686,260     (14,400,949)
                          ------------     ------------     ------------    ------------

Net increase in net
assets resulting
from operations           $ 51,556,889     $ 67,988,730     $111,101,365    $ 72,925,902
                          ============     ============     ============    ============
Total return                     1.38%            1.74%            2.71%           1.67%
                                 =====            =====            =====           =====

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES CONTAINED IN THIS PROSPECTUS.

2003 OVERVIEW

         As of December 31, 2003, the TIAA Real Estate Account had total net assets in the amount of $4,793,422,161, a 30.40% increase over the 2002 year end total net assets. The Account closed 19 transactions in 2003 in the total net amount of $615.6 million. It purchased 12 properties: six office properties, including three joint ventures, five industrial properties and one portfolio of storage facilities for a total of $753.5 million. Additional transactions included: the purchase of additional nominal interest in three existing joint ventures (a total amount of $181 thousand), a commitment to purchase an interest in a real estate-related fund ($25 million) and the expansion of an existing industrial property to accommodate the growth on an existing tenant under long term lease ($18.0 million). In 2003, the Account also sold two properties (one office and one industrial) for a total of $187 million.

         As of December 31, 2003, the Account owned a total of 87 real estate properties, representing 84.26% of the Account's total investment portfolio. This real estate portfolio includes 35 office properties (six of which are held in joint ventures), 21 industrial properties (including four joint ventures), 22 apartment complexes, 8 retail properties (including three joint ventures, each owning a regional mall, in which the Account owns a 50% partnership interest), and a 75% joint venture partnership interest in a portfolio of storage facilities.

         The two charts below reflect the diversification of the Account's real estate assets by region and property type as well as its ten largest holdings. All information is based on the values of the properties as stated in the consolidated financial statements as of December 31, 2003.

               DIVERSIFICATION OF THE ACCOUNT'S REAL ESTATE ASSETS

                             EAST        MIDWEST         SOUTH           WEST          VARIOUS           TOTAL
                             (26)         (14)            (24)           (22)            (1)              (87)
      OFFICE (35)            23.5%        9.9%           10.0%           7.5%             0              50.9%

      INDUSTRIAL (21)        3.5%         2.5%            5.7%           7.2%             0              18.9%

      RESIDENTIAL (22)       5.2%         0.7%            5.9%           6.7%             0              18.5%

      RETAIL (8)             0.4%         0.3%            5.2%           1.7%             0               7.6%
      OTHER (1)*             0.0%         0.0%            0.0%           0.0%           4.1%              4.1%
                             ----         ----            ----           ----           ----              ----

      TOTAL (87)             32.6%        13.4%          26.8%          23.1%           4.1%             100.0%

      ( ) Number of properties in parentheses.
      * Represents a portfolio of storage facilities located in various regions.


                                                                                       VALUE          % OF NET
   PROPERTY NAME                                     STATE        PROPERTY TYPE        (000,000)      ASSETS
--------------------------------------------------------------------------------------------------------------
   Mellon Financial Center at One Boston Place       MA           Office               $248.0(1)      5.17%
   161 North Clark Street                            IL           Office               $209.1(2)      4.36%
   780 Third Avenue                                  NY           Office               $180.0         3.76%
   701 Brickell                                      FL           Office               $177.0         3.69%
   Storage Portfolio I, LLC                          Various      Other-               $175.7(4)      3.67%
                                                                  Commercial (3)
   Ten & Twenty Westport Road                        CT           Office               $144.0         3.00%
   Dallas Industrial Portfolio                       TX           Industrial           $138.0         2.88%
   Ontario Industrial Portfolio                      CA           Industrial           $117.5         2.45%
   Treat Towers                                      CA           Office               $112.9(5)      2.36%
   The Florida Mall                                  FL           Retail               $ 99.3(6)      2.07%
--------------------------------------------------------------------------------------------------------------

(1) This amount reflects the value of the property as stated in the Consolidated Financial Statements, which includes minority interests. The value of the Account's interest in the property is $124.6 million, which represents 2.60% of the Account's Total Net Assets.
(2) This amount reflects the value of the property as stated in the Consolidated Financial Statements, which includes minority interests. The value of the Account's interest in the property is $156.8 million, which represents 3.27% of the Account's Total Net Assets.
(3)  This property is a portfolio of storage facilities.
(4) This amount represents the value of the property as stated in the Consolidated Financial Statements, which includes minority interests. The value of the Account's interest in the property is $131.8 million, which represents 2.75% of the Account's Total Net Assets.
(5) This amount represents the value of the property as stated in the Consolidated Financial Statements, which includes minority interests. The value of the Account's interest in the property is $84.7 million, which represents 1.77% of the Account's Total Net Assets.
(6) This property is held in an unconsolidated joint venture and is subject to debt. The value reflects the Account's interest in the joint venture after debt.

         As of December 31, 2003, the Account also held investments in real estate investment trusts (REITs), representing 5.24% of the portfolio, commercial mortgage-backed securities (CMBS), representing 1.05% of the portfolio, real estate limited partnerships, representing 0.83% of the portfolio, and commercial paper and government bonds, representing 8.62% of the portfolio.

REAL ESTATE MARKET OUTLOOK IN GENERAL

         While the National Bureau of Economic Research (NBER) announced mid-2003 that the recession was over, the U.S. economic recovery has been weak. U.S. payroll employment did not start to grow until late-2003, and job growth has been modest and generally below economists' expectations. Because there was only minimal job growth, commercial real estate markets remained sluggish through much of 2003.

         Office vacancies averaged 16.8% as of the end of 2003, compared with 16.5% at year-end 2002. Vacancies in the nation's CBDs (central business districts) averaged 13.9% versus 18.5% in the suburbs. The national vacancy rate declined modestly in both the third and fourth quarters of 2003, which along with anecdotal reports, suggests that office markets have stabilized. Nonetheless, office space demand is lackluster as U.S. corporations are closely watching costs and hiring very reluctantly. On a positive note, construction has fallen sharply. Total construction was 40 million square feet in 2003 versus 70 million square feet in 2002. Sustained growth in U.S. payrolls combined with modest construction would materially improve supply/demand fundamentals.

         Industrial vacancies averaged 11.6% as of year-end 2003, compared with 11.0% at year-end 2002. Industrial vacancies have increased for twelve consecutive quarters, though the rate of increase has slowed markedly of late. Construction has also slowed significantly. As of year-end 2003, there was total construction of roughly 73 million square feet in 2003 versus 98 million square feet in 2002. Historically, there has been a positive correlation between growth in the U.S. economy, as indicated by GDP growth, and warehouse space demand. Despite eight consecutive quarters of GDP growth, industrial space demand has remained slack, but continued growth in U.S. GDP would bode well for industrial market prospects.

         Apartment demand was lackluster in 2003 due to job losses and rising unemployment during the first half of the year, significant new construction and a booming single-family home market which pulled households out of rental housing. According to the Census Bureau, rental vacancies rose to 10.2% as of the third quarter of 2003 compared to 9.3% as of the third quarter of 2002. Vacancies in institutional grade apartments averaged 6.5% as of the third quarter of 2003 compared with 5.4% as of the third quarter of 2002. (Year-end 2003 data were not available at the time this was written). Notably, vacancies in institutional grade apartments improved modestly during 2003 as the economic recovery gained momentum and demand began to recover. Concessions, such as free rent and free Internet access, are still necessary to attract and retain tenants, but show signs of abating.

         Despite lackluster economic conditions, retail space markets were healthy through much of 2003. Consumer spending remained robust as households benefited from personal income tax cuts, rebate checks for families with children, and falling prices for apparel, electronics goods and other items. Vacancies at regional malls owned by the largest REITs averaged 8.5% as of third quarter 2003 compared with 9.0% at third quarter 2002. Vacancies in neighborhood and community centers averaged 6.9% as of the end of 2003, versus 6.8% at year-end 2002.

ECONOMIC OUTLOOK FOR 2004

         Prospects for commercial real estate markets are linked to prospects for the U.S. economy, which has shown indications that the economic recovery has gained momentum. U.S. GDP has grown for eight consecutive quarters, initial unemployment claims have fallen and The Conference Board's "U.S. leading index", which is designed to provide an indication of economic conditions in the near future, has grown at a 4.7% annual rate since March 2003. In addition, employment in temporary help services, a precursor to full-time employment, has grown by 166,000 since April 2003. Further, corporate profits have started to increase, and profitability is often a precursor to new hiring and investment in new offices, factories and equipment. Nonetheless, the strength of the economic recovery is not predictable, and changes in real estate market conditions often lag changes in economic conditions. Consequently, a sustained and prolonged economic recovery may be necessary to generate material improvement in real estate market conditions.

RESULTS OF OPERATIONS

         When reviewing this discussion, it is important to note that when the Account owns a controlling interest (over 50%) in a joint venture, consistent with generally accepted accounting principles (GAAP), the Account's consolidated financial statements and all financial data discussed in the report reflect 100% of the market value of the joint venture's assets. The interests of the other joint venture partners are reflected as minority interests in the Account's consolidated financial statements. When the Account does not have a controlling interest in a joint venture, then only the Account's net investment in the joint venture is recorded by the Account.

         Note also that all of the Account's properties are appraised and revalued on a quarterly basis, in accordance with the valuation policies described in Note 1 to the Consolidated Financial Statements. Until a property is sold, these changes in property values are recorded as unrealized gains or losses. Upon the sale of a property, the difference between the Account's then current cost for the property (original purchase price plus the cost of any capital improvements made) and the sale price is recorded as a realized gain or loss on discontinued operations.

         Note also that in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144 (SFAS No. 144), the income and gains from properties sold or held for sale during the periods covered were removed from continuing operations in the accompanying consolidated financial statements and were reclassified as discontinued operations. For more details, see "Results from Discontinued Operations" below.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO
YEAR ENDED DECEMBER 31, 2002

RESULTS FROM CONTINUING OPERATIONS

PERFORMANCE

         The Account's total return was 7.50% for the year ended December 31, 2003 and 3.41% for 2002. The substantial increase in the Account's overall performance on a year-to-year basis reflects the strong performance of the Account's real estate properties and REIT holdings. The 2003 total return on the Account's real estate holdings was significantly higher than the 2002 annual total return. Many of the Account's real estate properties increased in value in 2003, as compared to the substantial declines in value experienced by the Account's real estate assets in 2002, which enhanced its strong income returns. This difference can be attributed to the strength of the institutional investors' interest in real estate as an asset class, notwithstanding the challenges to the underlying fundamentals posed by the overall economic conditions. The strong performance of the Account's REIT holdings also added to the total return.

INCOME AND EXPENSES

         The Account's net investment income after deduction of all expenses was 22.6% higher for the year ended December 31, 2003 compared to the same period in 2002 primarily due to a 30.4% increase in total net assets, which included a 21.19% increase in the Account's real estate holdings, including joint ventures.

         The Account's real estate holdings, including joint venture investments, generated approximately 93% and 88% of the Account's total investment income (before deducting Account level expenses) during 2003 and 2002, respectively. The remaining portion of the Account's total investment income was generated by marketable securities investments.

         Gross real estate rental income increased approximately 37% in the year ended December 31, 2003 as compared to a 23% increase over the same period in 2002. This was primarily due to the increased number of properties owned by the Account from 77 properties (including joint ventures) as of December 31, 2002 to 87 properties (including joint ventures) as of December 31, 2003. Income from real estate joint ventures was $19,492,494 as of December 31, 2003 as compared with $14,125,306 as of December 31, 2002. The increase in joint venture income was due to the increase in number of joint ventures from 2002 to 2003, as well as the positive effect of re-financing the debt on one of the Account's leveraged properties. Interest income on the Account's marketable securities investments decreased from $13,546,694 in 2002 to $7,221,765 in 2003 due to a decline in short-term rates from 2002 to 2003. Dividend income on the Account's REIT investments decreased from $12,891,207 for the year ended December 31, 2002, to $12,240,166 for the year ended December 31, 2003.

         Total property level expenses for the year ended December 31, 2003 and 2002 were $149,440,621, and $99,637,132, respectively. In both years ended 2003 and 2002, 64% of the total expenses represented operating expenses and 36% represented real estate taxes. The almost 50% increase in property level expenses during 2003 reflected the increased number of properties in the Account, as well as an increase in certain operating expenses including insurance and security costs.

         The Account also incurred expenses for the years ended December 31, 2003 and 2002 of $12,751,191 and $9,495,736 respectively, for investment advisory services, $14,786,580 and $10,390,705 respectively, for administrative and distribution services, and $4,116,294 and $3,417,895 respectively, for the mortality, expense risk and liquidity guarantee charges. The overall 36% increase in expenses is a result of the larger net asset base in the Account, and the increased costs associated with managing and administering the Account.

NET REALIZED AND UNREALIZED GAINS AND LOSSES ON INVESTMENTS

         Including the net gains and losses realized by the Account for properties sold (see details under "Results from Discontinued Operations"), the Account had a 161% increase in net assets resulting from operations ($303,572,866 in December 2003 as compared to $116,242,038 in December 2002).
The increase is due to the realization of substantial gains on the two properties sold in 2003, as well as substantial realized and unrealized gains on the Account's marketable securities and joint venture properties. The strong 2003 performance can also be attributed to the decrease in the magnitude of unrealized losses on the Account's real estate holdings in 2003 as compared to 2002.

         The Account had net realized gains of $32,598,548 on the sale of two properties during the year ended December 31, 2003, as compared with $3,457,196 on the sale of two properties during 2002. The Account had unrealized gains on its other real estate-related holdings of $29,401,727 during the year ended December 31, 2003, as compared with losses of $5,781,360 during the same period in 2002, which can be attributed primarily to the increase in value of three regional malls in which the Account owns a joint venture interest. The decrease in unrealized losses on the Account's real estate holdings can be attributed to a decrease in the number of properties affected by declines in value during the year ended December 31, 2003, as compared with the same period in 2002. The Account's marketable securities for the year ended December 31, 2003 had net realized and unrealized gains totaling $39,963,920 as compared with net realized and unrealized losses of $6,195,855 for the year ended December 31, 2002. The net gains on the Account's marketable securities for the year ended December 31, 2003 was due primarily to the strong performance of the REIT markets during the period.

RESULTS FROM DISCONTINUED OPERATIONS

         In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-

LIVED ASSETS. The Account adopted SFAS No. 144 as of January 1, 2002. During both the year ended December 31, 2003 and the year ended December 31, 2002, two real estate properties were sold (four properties in total). In accordance with SFAS No. 144, the investment income and realized gain for the years ended December 31, 2003 and 2002 related to each of these properties was removed from continuing operations in the accompanying consolidated financial statements and was classified as discontinued operations. The income from the properties sold in the year ended December 31, 2003, consisted of rental income of $14,215,497 less operating expenses of $3,502,961 and real estate taxes of $1,669,535, resulting in net investment income of $9,043,001. The income from the properties sold in the year ended December 31, 2003, together with the two properties sold in the year ended December 31, 2002 consisted of rental income of $22,172,787 less operating expenses of $3,883,239 and real estate taxes of $2,636,381 resulting in net investment income of $15,653,167. At the time of sale, the properties sold in 2003 had a cost of $154,626,452 and the proceeds of sale were $187,225,000, resulting in a net realized gain of $32,598,548. The properties sold in 2002 had a cost of $22,592,804 and the proceeds of sale were $26,050,000, resulting in a net realized gain of $3,457,196.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO
YEAR ENDED DECEMBER 31, 2001

RESULTS FROM CONTINUED OPERATIONS

PERFORMANCE

         The Account's total net return was 3.41% for the year ended December 31, 2002 and 6.29% for 2001. The substantial decline in the Account's overall performance on a year-to-year basis reflected the effects of the economic recession, which began in early 2001, and persisted throughout 2002. The decline in value of the real estate properties owned by the Account reflecting the effects of the deteriorating market conditions was the primary reason for the decline in its total return. The negative impact of the recessionary economy was reflected in lower market rental rates, higher vacancies, and increased leasing costs and tenant concessions. In 2002, the Account's real estate properties continued to produce strong income returns, and at year end 2002, the non-residential property portfolio was 92% occupied overall with only 10% of the non-residential property portfolio's square footage up for renewal or re-leasing in 2003.

         The modest returns produced by the REIT markets in 2002, as well as the low interest rates earned by its short-term holdings, also negatively affected the Account's overall performance.

INCOME AND EXPENSES

         The Account's net investment income after deduction of all expenses was 16.63% higher for the year ended December 31, 2002 compared to the same period in 2001 primarily due to a 14.39% increase in total net assets and an 49.04% increase in the Account's real estate holdings, including joint ventures.

         The Account's real estate holdings, including joint venture investments, generated approximately 88% and 83% of the Account's total investment income (before deducting Account level expenses) during 2002 and 2001, respectively. The remaining portion of the Account's total investment income was generated by marketable securities investments.

         Gross real estate rental income increased approximately 23% in the year ended December 31, 2002 over the same period in 2001. This was primarily due to the increase in the number of properties owned by the Account from 65 properties (including joint ventures) as of December 31, 2001 to 77 properties (including joint ventures) as of December 31, 2002. Income from real estate joint ventures increased by 490% for the same periods due to an increase in the number of joint venture partnership interests owned by the Account in the year ended December 31, 2002. Interest income on the Account's marketable securities investments decreased from $24,490,376 for 2001 to $13,546,694 for 2002 due to the decline in short-term rates from 2001 to 2002 and the decrease in the amount of non-real estate assets held by the Account. Dividend income on the Account's REIT investments increased from $9,196,967 for the year ended December 31, 2001 to $12,891,207 for the year ended December 31, 2002.

         Total property level expenses for the year ended December 31, 2002 and 2001 were $99,637,132, and $76,653,457, respectively. In both years ended 2002 and 2001, 64% of the total expenses represented operating expenses and 36% represented real estate taxes. The 30% increase in property level expenses during 2002 reflected the increased number of properties in the Account, as well as an increase in operating expenses.

         The Account also incurred expenses for the years ended December 31, 2002 and 2001 of $9,495,736 and $5,896,729, respectively, for investment advisory services, $10,390,705 and $8,470,496, respectively, for administrative and distribution services, and $3,417,895 and $2,824,704, respectively, for the mortality and expense risk charges and the liquidity guarantee charges. Such expenses increased primarily as a result of the larger net asset base in the Account and increased costs associated with managing and administering a larger account. The expenses for investment advisory services for the year ended December 31, 2001 also were substantially lower than those in 2002 since they included adjustments related to fourth quarter 2000 expenses.

NET REALIZED AND UNREALIZED GAINS AND LOSSES ON INVESTMENTS

         Including the net gains and losses realized by the Account for the properties sold (see details under "Results from Discontinued Operations"), the Account had a 31% decline in net assets resulting from operations ($116,242,038 in December 2002 vs. $169,218,985 in December 2001). The decrease was due to the substantial unrealized losses on each of the Account's asset types. The Account's real estate had net realized and unrealized losses of $94,447,265 in 2002 as compared to net losses of $30,720,187 in 2001. The Account's marketable securities in the year ended December 31, 2002 had net realized and unrealized losses totaling $6,195,855 and net realized and unrealized gains of $5,231,736 for the year ended December 31, 2001. The Account's investments in joint ventures had net unrealized losses of $5,781,360 in 2002 as compared to net unrealized gains of $2,002,837 in 2001 on its investments in other real estate-related investments.

RESULTS FROM DISCONTINUED OPERATIONS

          In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("SFAS No. 144"). The Account adopted SFAS No. 144 as of January 1, 2002. During the year ended December 31, 2002, the Account sold two real estate properties. In accordance with SFAS No. 144, the investment income and realized gain for the years ended December 31, 2002 and 2001 relating to those properties were removed from continuing operations in the accompanying financial statements and classified as discontinued operations. The income from the two properties sold in the year ended December 31, 2002 for that year consisted of rental income of $643,564 less operating expenses of $68,031 and real estate taxes of $74,076, resulting in net investment income of $501,457. The income from these two properties sold in 2002 for the full year ended December 31, 2001 consisted of rental income of $2,915,653 less operating expenses of $182,266 and real estate taxes of $262,402, resulting in net investment income of $2,470,985. The income from the properties sold in 2003 and 2002 combined for the full year ended December 31, 2001 consisted of rental income of $23,180,358 less operating expenses of $3,766,328 and real estate taxes of $1,707,150 resulting in net investment income of $17,706,880. At the time of sale, the properties had a cost of $22,592,804 and the proceeds of sale were $26,050,000, resulting in a net realized gain of $3,457,196.

LIQUIDITY AND CAPITAL RESOURCES

          At year end 2003 and 2002, the Account's liquid assets (i.e., its REITs, CMBSs, commercial paper, government securities and cash) had a value of $753,971,810 and $271,568,803, respectively. The increase in the Account's liquid assets was primarily due to the substantial net positive inflow of transfers and premiums into the Account in 2003, when at the same time there were fewer opportunities to purchase real estate meeting the Account's investment criteria.

          In 2003, the account received $515,435,665 in premiums and $433,792,602 in net participant transfers from TIAA and CREF Accounts and affiliated mutual funds, while for 2002 the Account received $395,464,695 in premiums and $64,698,804 in net participants' transfers. Real estate properties costing approximately $753.3 million and $1.1 billion were purchased during 2003 and 2002, respectively. In 2003, the Account also received approximately $187.2 million in proceeds from the sale of one office and one industrial property. The Account's liquid assets, exclusive of the REITs, will continue to be available to purchase additional suitable real estate properties and to meet expense needs and redemption requests (i.e., cash withdrawals or transfers). In the unlikely event that the Account's liquid assets and its cash flow from operating activities and participant transactions are not sufficient to meet its cash needs, including redemption requests, TIAA's general account will purchase liquidity units in accordance with TIAA's liquidity guarantee to the Account.

          The Account, under certain conditions more fully described under "Borrowing," on page ___, may borrow money and assume or obtain a mortgage on a property -- i.e., to make leveraged real estate investments. Also, to meet any short-term cash needs, the Account may obtain a line of credit whose terms may require that the Account secure a loan with one or more of its properties. The Account's total borrowings may not exceed 20% of the Account's total net asset value.

EFFECTS OF INFLATION AND INCREASING OPERATING EXPENSES

         Inflation, along with increased insurance and security costs, may increase property operating expenses in the future. We anticipate that these increases in operating expenses will generally be billed to tenants either through contractual lease provisions in office, industrial, and retail properties or through rent increases in apartment complexes. However, depending on how long any vacant space in a property remains unleased, the Account may not be able to recover the full amount of such increases in operating expenses.

CRITICAL ACCOUNTING POLICIES

         THE CONSOLIDATED FINANCIAL STATEMENTS OF THE ACCOUNT ARE PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES.

         In preparing the Account's consolidated financial statements, management is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances -- the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

         Management believes that the following policies related to the valuation of the Account's assets reflected in the Account's consolidated financial statements affect the significant judgments, estimates and assumptions used in preparing its financial statements:

         VALUATION OF REAL ESTATE PROPERTIES: Investments in real estate properties are stated at fair value, as determined in accordance with procedures approved by the Investment Committee of the TIAA Board of Trustees. Fair value for real estate properties is defined as the most probable price for which a property will sell in a competitive market under all conditions requisite to a fair sale. Determination of fair value involves subjective judgment because the actual market value of real estate can be determined only by negotiation between the parties in a sales transaction. The Account's properties are initially valued at their respective purchase prices (including acquisition costs). Subsequently, independent appraisers value each real estate property at least once a year. TIAA's appraisal staff performs a valuation of each real estate property on a quarterly basis and updates the property value if it believes that the value of the property has changed since the previous valuation or appraisal. The appraisals are performed in accordance with Uniform Standards of Professional Appraisal Practices (USPAP), the real estate appraisal industry standards created by The Appraisal Foundation. Real estate appraisals are estimates of property values based on a professional's opinion.

         VALUATION OF MORTGAGES: Mortgages are initially valued at their face amount. Fixed rate mortgages are thereafter valued quarterly by discounting payments of principal and interest to their present value using a rate at which commercial lenders would make similar mortgage loans. Floating variable rate mortgages are generally valued at their face amount, although the value may be adjusted as market conditions dictate.

         VALUATION OF REAL ESTATE JOINT VENTURES: Real estate joint ventures are stated at the Account's equity in the net assets of the underlying joint venture entities, which value their real estate holdings at fair value.

         VALUATION OF MARKETABLE SECURITIES: Equity securities listed or traded on any United States national securities exchange are valued at the last sale price as of the close of the principal securities exchange on which such securities are traded or, if there is no sale, at the mean of the last bid and asked prices on such exchange. Short-term money market instruments are stated at market value. Portfolio securities and limited partnership interests for which market quotations are not readily available are valued at fair value as determined in good faith under the direction of the Investment Committee of the Board of Trustees and in accordance with the responsibilities of the Board as a whole.

FORWARD-LOOKING STATEMENTS

            Some statements in this report which are not historical facts may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our expectations, beliefs, intentions or strategies for the future, and the assumptions underlying these forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or management's present expectations.

              Caution should be taken not to place undue reliance on management's forward-looking statements, which represent management's views only as of the date this report is filed. Neither management nor the Account undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

VALUING THE ACCOUNT'S ASSETS

         We value the Account's assets as of the close of each valuation day by taking the sum of:

         o the value of the Account's cash, cash equivalents, and short-term and other debt instruments
         o the value of the Account's other securities investments and other assets o the value of the individual real properties and other real estate-related investments owned by the Account
         o an estimate of the net operating income accrued by the Account from its properties and other real estate-related investments and then reducing it by the Account's liabilities, including the daily investment management fee and certain other expenses attributable to operating the Account. See "Expense Deductions," page __.

VALUING REAL ESTATE INVESTMENTS

         VALUING REAL PROPERTY: Individual real properties will be valued initially at their purchase prices. (Prices include all expenses related to purchase, such as acquisition fees, legal fees and expenses, and other closing costs.) We could use a different value in appropriate circumstances.

         After this initial valuation, an independent appraiser, approved by the independent fiduciary, will value properties at least once a year. The independent fiduciary can require additional appraisals if it believes that a property has changed materially or otherwise to assure that the Account is valued correctly.

         Quarterly, we will conduct an internal review of each of the Account's properties. We'll adjust a valuation if we believe that the value of the property has changed since the previous valuation. We'll continue to use the revised value to calculate the Account's net asset value until the next review or appraisal. However, we can adjust the value of a property in the interim to reflect what we believe are actual changes in property value.

         The Account's net asset value will include the current value of any note receivable (an amount that someone else owes the Account) from selling a real estate-related investment. We'll estimate the value of the note by applying a discount rate appropriate to then-current market conditions.

         Development properties initially will be valued at the Account's cost, and the value will be adjusted as additional development costs are incurred. Once a property receives a certificate of occupancy, within one year from the initial funding by the Account, or the property is substantially leased, whichever is earlier, the property will be appraised by an independent appraiser, approved by the independent fiduciary. We may also have the properties independently appraised earlier if circumstances warrant.

         Because of the nature of real estate assets, the Account's net asset value won't necessarily reflect the true or realizable value of its real estate assets (i.e., what the Account would get if it sold them).

         VALUING REAL PROPERTY ENCUMBERED BY DEBT: In general, when we value an Account property subject to a mortgage, the Account's net asset value will include the value of the Account's interest in the property (with the property valued as described above), less the face amount of the outstanding balance of the debt. We can adjust the property valuation if we determine that the existing debt could have a material affect on how much the Account would receive if it were to sell the property, looking at such factors as whether the debt is pre-payable, the remaining term on the debt, and then-current interest rates.

         VALUING CONVENTIONAL MORTGAGES: Individual mortgage loans made by the Account will be valued initially at their face amount. Thereafter, quarterly, we'll value the Account's fixed interest mortgage loans by discounting payments of principal and interest to their present value (using a rate at which commercial lenders would make similar mortgage loans). We'll also use this method for foreign mortgages with conventional terms. We can adjust the mortgage value more frequently if circumstances require it. Floating variable rate mortgages will generally be valued at their face amount, although we may adjust these values as market conditions dictate.

         VALUING PARTICIPATING MORTGAGES: Individual mortgages will initially be valued at their face amount. Thereafter, quarterly, we'll estimate the values of the participating mortgages by making various assumptions about occupancy rates, rental rates, expense levels, and other things. We'll use these assumptions to project the cash flow and anticipated sale proceeds from each investment over the term of the loan, or sometimes over a shorter period. To calculate sale proceeds, we'll assume that the real property underlying each investment will be sold at the end of the period used in the valuation at a price based on market assumptions for the time of the projected sale. We'll then discount the estimated cash flows and sale proceeds to their present value (using rates appropriate to then-current market conditions).

         NET OPERATING INCOME: The Account usually receives operating income from its investments intermittently, not daily. In fairness to participants, we estimate the Account's net operating income rather than applying it when we actually receive it, and assume that the Account has earned (accrued) a proportionate amount of that estimated amount daily. You bear the risk that, until we adjust the estimates when we receive actual income reports, the Account could be under- or over-valued.

         Every year, we prepare a month-by-month estimate of the revenues and expenses (estimated net operating income) for each of the Account's properties. Each day, we add the appropriate fraction of the estimated net operating income for the month to the Account's net asset value.

         Every month, the Account receives a report of the actual operating results for the prior month for each property (actual net operating income). We then recognize the actual net operating income on the accounting records of the Account and adjust the outstanding daily accrued receivable accordingly. As the Account actually receives cash from a property, we'll adjust the daily accrued receivable and other accounts appropriately.

         ADJUSTMENTS: We can adjust the value of an investment if we believe events or market conditions (such as a borrower's or tenant's default) have affected how much the Account could get if it sold the investment. We may not always be aware of each event that might require a valuation adjustment, and because our evaluation is based on subjective factors, we may not in all cases make adjustments where changing conditions could affect the value of an investment.

         The independent fiduciary will need to approve adjustments to any valuation of one or more properties that

         o    is made within three months of the annual independent appraisal or
         o    results in an increase or decrease of:
              o more than 6 percent of the value of any of the Account's properties since the last independent annual appraisal
              o more than 2 percent in the value of the Account since the prior month or
              o more than 4 percent in the value of the Account within any quarter.

         RIGHT TO CHANGE VALUATION METHODS: If we decide that a different valuation method would reflect the value of a real estate-related investment more accurately, we may use that method if the independent fiduciary consents. Changes in TIAA's valuation methods could change the Account's net asset value and change the values at which participants purchase or redeem Account interests.

VALUING OTHER INVESTMENTS (INCLUDING CERTAIN REAL ESTATE-RELATED INVESTMENTS)

         DEBT SECURITIES AND MONEY MARKET INSTRUMENTS: We value debt securities (excluding money market instruments) for which market quotations are readily available based on the most recent bid price or the equivalent quoted yield for such securities (or those of comparable maturity, quality and type). We derive these values utilizing an independent pricing service, except when we believe the prices do not accurately reflect the security's fair value. We value money market instruments with maturities of one year or less in the same manner as debt securities, or derive them from a pricing matrix that has various types of money market instruments along one axis and various maturities along the other.
All debt securities may also be valued at fair value as determined in good faith by the Investment Committee of the TIAA Board of Trustees.

         EQUITY SECURITIES: We value equity securities (including REITs) listed or traded on the New York Stock Exchange or the American Stock Exchange at their last sale price on the valuation day. If no sale is reported that day, we use the mean of the closing bid and asked prices. Equity securities listed or traded on any other exchange are valued in a comparable manner on the principal exchange where traded.

         We value equity securities traded on the NASDAQ Stock Market's National Market at their last sale price on the valuation day. If no sale is reported that day, we use the mean of the closing bid and asked prices. Other U.S. over-the-counter equity securities are valued at the mean of the closing bid and asked prices.

         MORTGAGE-BACKED SECURITIES: We value mortgage-backed securities in the same manner in which we value debt securities, as described above.

         FOREIGN SECURITIES: To value investments traded on a foreign exchange or in foreign markets, we use their closing values under the generally accepted valuation method in the country where traded, as of the valuation date. We convert this to U.S. dollars at the exchange rate in effect on the valuation day.

         INVESTMENTS LACKING CURRENT MARKET QUOTATIONS: We value securities or other assets for which current market quotations are not readily available at fair value as determined in good faith under the direction of the Investment Committee of TIAA's Board of Trustees and in accordance with the responsibilities of TIAA's Board as a whole. In evaluating fair value for the Account's interest in certain commingled investment vehicles, the Account will generally look to the value periodically assigned to interests by the issuer. When possible, the Account will seek to have input in formulating the issuer's valuation methodology.

EXPENSE DEDUCTIONS

         Deductions are made each valuation day from the net assets of the Account for various services required to manage investments, administer the Account and the contracts, and to cover certain risks borne by TIAA. Services are performed at cost by TIAA and TIAA-CREF Individual & Institutional Services, LLC ("Services"), a subsidiary of TIAA. Because services are provided at cost, we expect that expense deductions will be relatively low. TIAA guarantees that in the aggregate, the expense charges will never be more than 2.50% of average net assets per year.

         The current annual expense deductions are [SUBJECT TO CHANGE]:

                                         PERCENT OF NET
TYPE OF EXPENSE DEDUCTION               ASSETS ANNUALLY                      SERVICES PERFORMED
----------------------------------------------------------------------------------------------------------------
Investment Management                        0.265%       For TIAA's investment advice, portfolio accounting,
                                                          custodial services, and similar services, including
                                                          independent fiduciary and appraisal fees
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Administration                               0.280%       For Services' administrative services, such as
                                                          allocating premiums and paying annuity income
----------------------------------------------------------------------------------------------------------------
Distribution                                 0.045%       For Services' expenses related to distributing the
                                                          annuity contracts
----------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk                   0.070%       For TIAA's bearing certain mortality and expense risks
----------------------------------------------------------------------------------------------------------------
Liquidity Guarantee                          0.030%       For TIAA's liquidity guarantee
----------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL EXPENSE DEDUCTION              [0.690]%      FOR TOTAL SERVICES TO THE ACCOUNT
----------------------------------------------------------------------------------------------------------------

         After the end of every quarter, we reconcile how much we deducted as discussed above with the expenses the Account actually incurred. If there is a difference, we add it to or deduct it from the Account in equal daily installments over the remaining days in the following quarter. Since our at-cost deductions are based on projections of Account assets and overall expenses, the size of any adjusting payments will be directly affected by how different our projections are from the Account's actual assets or expenses. While our projections of Account asset size (and resulting expense fees) are based on our best estimates, the size of the Account's assets can be affected by many factors, including premium growth, participant transfers into or out of the Account, and any changes in the value of portfolio holdings. Historically, the adjusting payments have generally been small and have resulted in both upward and downward adjustments to the Account's expense deductions for the following quarter.

         TIAA's board can revise the deduction rates from time to time to keep deductions as close as possible to actual expenses.

         Currently there are no deductions from premiums or withdrawals, but we might change this in the future. Property expenses, brokers' commissions, transfer taxes, and other portfolio expenses are charged directly to the Account.

EMPLOYER PLAN FEE WITHDRAWALS

         Your employer may, in accordance with the terms of your plan, and with TIAA's approval, withdraw amounts from your Real Estate Account accumulation under your GRA, GSRA, Retirement Select or Retirement Select Plus contract to pay fees associated with the administration of the plan. TIAA reserves the right to suspend or reinstate its approval for a plan to make such withdrawals. The amount and the effective date of an employer plan fee withdrawal will be in accordance with the terms of your plan. TIAA will determine all values as of the end of the effective date. An employer plan fee withdrawal cannot be revoked after its effective date. Each employer plan fee withdrawal will be made on a pro-rata basis from all your available TIAA and CREF accounts. An employer plan fee withdrawal reduces the accumulation from which it is paid by the amount withdrawn.

THE CONTRACTS

         TIAA offers the Real Estate Account as a variable option for the annuity contracts described below. Some employer plans may not offer the Real Estate Account as an option for RA, GRA, GSRA, Retirement Select, Retirement Select Plus or Keogh contracts. The Account is not available in California.

RA (RETIREMENT ANNUITY), GRA (GROUP RETIREMENT ANNUITY), AND
RETIREMENT SELECT CONTRACTS

         RA, GRA, and Retirement Select contracts are used mainly for employee retirement plans. RA contracts are issued directly to you. GRA and Retirement Select contracts, which are group contracts, are issued through an agreement between your employer and TIAA.

         Depending on the terms of your plan, RA, GRA, and Retirement Select premiums can be paid by your employer, you, or both. If you're paying some of or the entire periodic premium, your contributions can be in either pre-tax dollars by salary reduction or after-tax dollars by payroll deduction. You can also transfer funds from another investment choice under your employer's plan to your contract. Ask your employer for more information about these contracts.

SRA (SUPPLEMENTAL RETIREMENT ANNUITY), GSRA (GROUP
SUPPLEMENTAL RETIREMENT ANNUITY), AND RETIREMENT SELECT PLUS
CONTRACTS

         These are for voluntary tax-deferred annuity (TDA) plans and 401(k) plans. SRA contracts are issued directly to you. GSRA and Retirement Select Plus contracts, which are group contracts, are issued through an agreement between your employer and TIAA. Your employer pays premiums in pre-tax dollars through salary reduction. Although you can't pay premiums directly, you can transfer amounts from other TDA plans.

CLASSIC IRA

         Classic IRAs are individual contracts issued directly to you. You and your spouse can each open a Classic IRA with an annual contribution of up to $3,000 or by rolling over funds from another IRA or retirement plan, if you meet our eligibility requirements. If you are age 50 or older, you may contribute up to $3,500. The combined limit for your contributions to a Classic IRA and a Roth IRA for a single year is $3,000, or $3,500 if you are age 50 or older, excluding rollovers. (The dollar limits listed are for 2004; different dollar limits may apply in future years.) We can't issue you a joint contract.

ROTH IRA

         Roth IRAs are also individual contracts issued directly to you. You or your spouse can each open a Roth IRA with an annual contribution up to $3,000 or with a rollover from another IRA or a Classic IRA issued by TIAA if you meet our eligibility requirements. If you are age 50 or older you may contribute up to $3,500. The combined limit for your contributions to a

Classic IRA and a Roth IRA for a single year is $3,000, or $3,500 if you are age 50 or older, excluding rollovers. (The dollar limits listed are for 2004; different dollar limits may apply in future years.) We can't issue you a joint contract.

         Classic and Roth IRAs may together be referred to as "IRAs" in this prospectus.

GA (GROUP ANNUITY) AND INSTITUTIONALLY-OWNED GSRA

         These are used exclusively for employee retirement plans and are issued directly to your employer or your plan's trustee. Your employer pays premiums directly to TIAA (you can't pay the premiums directly to TIAA) and your employer or the plan's trustee may control the allocation of contributions and transfers to and from these contracts. If a GA or GSRA contract is issued pursuant to your plan, the rules relating to transferring and withdrawing your money, receiving any annuity income or death benefits, and the timing of payments may be different, and are determined by your plan. Ask your employer or plan administrator for more information.

KEOGHS

         TIAA also offers contracts for Keogh plans. If you are a self-employed individual who owns an unincorporated business, you can use our Keogh contracts for a Keogh plan, and cover common law employees, subject to our eligibility requirements.

ATRA (AFTER-TAX RETIREMENT ANNUITY)

         The after-tax retirement annuities (ATRA) are individual non-qualified deferred annuity contracts, issued to participants who are eligible and would like to remit personal premiums under the contractual provisions of their RA contract. To be eligible, you must have an active and premium-paying or paid up RA contract. Note that the tax rules governing these non-qualified contracts differ significantly from the treatment of qualified contracts. See "Taxes," on page __ for more information.

IRA AND KEOGH ELIGIBILITY

         You or your spouse can set up a TIAA Classic or Roth IRA or a Keogh if you're a current or retired employee or trustee of an eligible institution, or if you own a TIAA or CREF annuity or a TIAA individual insurance contract. To be considered a retired employee for this purpose, an individual must be at least 55 years old and have completed at least three years of service at an eligible institution. In the case of partnerships, at least half the partners must be eligible individuals and the partnership itself must be primarily engaged in education or research. Eligibility may be restricted by certain income limits on opening Roth IRA contracts.

STARTING OUT

         We'll issue you a TIAA contract when we receive your completed application or enrollment form. Your premiums will be credited to the Real Estate Account as of the business day we receive them.

         If we receive premiums from your employer before your application or enrollment form, we'll generally invest the money in the CREF Money Market Account until we receive your form. (Some employer plans may require that we send such premiums back to the employer.) We'll transfer the appropriate amount from the CREF Money Market Account and credit it to the Real Estate Account as of end of the business day we receive your completed form.

         If the allocation instructions on your application or enrollment form are incomplete, violate plan restrictions, or total more than 100 percent, we'll invest your premiums in the CREF Money Market Account. If your allocation instructions total less than 100 percent, we'll credit the percentage that is not allocated to a specific account to the CREF Money Market Account. The balance with be invested as you instructed. After we receive a complete and correct application, we'll follow your allocation instructions for future premiums. However, any amounts that we credited to the CREF Money Market Account before we received correct instructions will be transferred to the Real Estate Account only on request, and will be credited as of the business day we receive that request.

         TIAA doesn't restrict the amount or frequency of premiums to your RA, GRA, SRA, GSRA Retirement Select, Retirement Select Plus and IRA contracts, although we may in the future. Your employer's retirement plan may limit your premium amounts, while the Internal Revenue Code limits the total annual premiums you may invest in plans qualified for favorable tax treatment. If you pay premiums directly to an RA or IRA, the premiums and any earnings are not subject to your employer's plan.

         In most cases (subject to any restriction we may impose, as described in this prospectus), TIAA will accept premiums to a contract at any time during your accumulation period. Once your first premium has been paid, your TIAA contract can't lapse or be forfeited for nonpayment of premiums. TIAA can stop accepting premiums to contracts at any time.

         Note that we cannot accept money orders or travelers checks. In addition, we will not accept a third-party check where the relationship of the payor to the account owner cannot be identified from the face of the check.

         IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

         To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including us, to obtain, verify and record information that identifies each person who opens an account.

         WHAT THIS MEANS FOR YOU: When you open an account, we will ask for your name, address, date of birth, social security numbers and other information that will allow us to identify you, such as your home telephone number. Until you provide us with the information we need, we may not be able to open an account or effect any transactions for you.

CHOOSING AMONG INVESTMENT ACCOUNTS

         You can allocate all or part of your premiums to the Real Estate Account, unless your employer's plan precludes that choice. You can also allocate premiums to TIAA's traditional annuity, the CREF variable investment accounts, and, in some cases, certain mutual funds if the account or fund is available under your employer's plan.

         You can change your allocation choices for future premiums by

         o        writing to our home office
         o using the TIAA-CREF Web Center's account access feature at www.tiaa-cref.org or
         o calling our Automated Telephone Service (24 hours a day) at 800-842-2252

THE RIGHT TO CANCEL YOUR CONTRACT

         You can cancel your contract (other than a Retirement Select or Retirement Select Plus contract) up to 30 days after you first receive it, unless we have begun making annuity payments from it. If you already had a TIAA contract prior to investing in the Real Estate Account, you have no 30-day right to cancel the contract. To cancel, mail or deliver the contract with a signed Notice of Cancellation (available by contacting TIAA) to our home office. We'll cancel the contract, then send the entire current accumulation to whomever sent the premiums. You bear the investment risk during this period (although some states require us to send back your entire premium without accounting for investment results).

   DETERMINING THE VALUE OF YOUR INTEREST IN THE ACCOUNT--ACCUMULATION UNITS

         When you pay premiums or make transfers to the Real Estate Account, you buy accumulation units. When you take a cash withdrawal, transfer from the Account, or apply funds to begin annuity income, the number of your accumulation units decrease. We calculate how many accumulation units to credit by dividing the amount you applied to the Account by its accumulation unit value at the end of the business day when we received your premium or transfer. To determine how many accumulation units to subtract for cash withdrawals and transfers, we use the accumulation unit value for the end of the business day when we receive your transaction request and all required information and documents (unless you ask for a later date).

         The accumulation unit value reflects the Account's investment experience (i.e., the real estate net operating income accrued, as well as dividends, interest and other income accrued), realized and unrealized capital gains and losses, as well as Account expense charges.

         CALCULATING ACCUMULATION UNIT VALUES: We calculate the Account's accumulation unit value at the end of each valuation day. To do that, we multiply the previous day's value by the net investment factor for the Account. The net investment factor is calculated as A divided by B, where A and B are defined as:

           A. The value of the Account's net assets at the end of the current valuation period, less premiums received during the current valuation period.

           B. The value of the Account's net assets at the end of the previous valuation period, plus the net effect of transactions made at the start of the current valuation period.

HOW TO TRANSFER AND WITHDRAW YOUR MONEY

         Generally TIAA allows you to move your money to or from the Real Estate Account in the following ways:

         o from the Real Estate Account to a CREF investment account, or TIAA's traditional annuity
         o to the Real Estate Account from a CREF investment account or TIAA's traditional annuity (transfers from TIAA's traditional annuity under RA and GRA contracts are subject to restrictions)
         o        from the Real Estate Account to other companies
         o        to the Real Estate Account from other companies/plans
         o        by withdrawing cash
         o        by setting up a program of automatic withdrawals or transfers

These transactions generally must be for at least $1,000 at a time (or your entire Account accumulation, if less). These options may be limited by the terms of your employer's plan or by current tax law. Transfers and cash withdrawals are currently free. TIAA can place restrictions on transfers or charge fees for transfers and withdrawals in the future.

         Transfers and cash withdrawals are effective at the end of the business day we receive your request and all required documentation. You can also choose to have transfers and withdrawals take effect at the close of any future business day. For any transfers to TIAA's traditional annuity, the crediting rate will be the rate in effect at the close of business of the first day that you participate in TIAA's traditional annuity, which is the next business day after the effective date of the transfer.

         To request a transfer or to withdraw cash:

         o write to TIAA's home office at 730 Third Avenue, New York, NY 10017-3206
         o        call us at 800 842-2252 or
         o for internal transfers, using the TIAA-CREF Web Center's account access feature at www.tiaa-cref.org

         You may be required to complete and return certain forms to effect these transactions. We can suspend or terminate your ability to transact by telephone, over the Internet, or by fax at any time, for any reason.

         Before you transfer or withdraw cash, make sure you understand the possible federal and other income tax consequences. See "Taxes," page __.

TRANSFERS TO AND FROM OTHER TIAA-CREF ACCOUNTS

         Once every calendar quarter you can transfer some or all of your accumulation in the Real Estate Account to TIAA's traditional annuity, to one of the CREF accounts or to mutual funds offered under the terms of your plan. Transfers to CREF accounts may be restricted by your employer's plan.

         You can also transfer some or all of your accumulation in TIAA's traditional annuity, in your CREF accounts or in the mutual funds offered under the terms of your plan to the Real Estate Account, if your employer's plan offers the Account. Transfers from TIAA's traditional annuity to the Real Estate Account under RA, GRA, and Retirement Select contracts are subject to restrictions under the terms of those contracts. Amounts held under an ATRA contract cannot be transferred to or from any retirement plan contract.

         Because excessive transfer activity can hurt Account performance and other participants, we may further limit how often you transfer or otherwise modify the transfer privilege.

TRANSFERS TO OTHER COMPANIES

         Generally you may transfer funds from the Real Estate Account to a company other than TIAA or CREF, subject to certain tax restrictions. This right may be limited by your employer's plan. If your employer participates in our special transfer services program, we can make automatic monthly transfers from your RA, GRA, or Retirement Select contract to another company, and the $1,000 minimum will not apply to these transfers.

TRANSFERS FROM OTHER COMPANIES/PLANS

         Subject to your employer's plan, you can usually transfer or rollover money from another 403(b), 401(a)/403(a) or governmental 457(b) retirement plan to your qualified TIAA contract. You may also rollover before-tax amounts in a Classic IRA to 403(b) plans, 401(a)/403(a) plans or eligible governmental 457(b) plans, provided such employer plans agree to accept the rollover. Similarly, you may be able to rollover funds from 401(a), 403(a), 403(b) and governmental 457(b) plans to a TIAA Classic IRA. Funds in a private 457(b) plan can be transferred to another private 457(b) plan only. Accumulations in private 457(b) plans may not be rolled over to a qualified plan (e.g., a 401(a) plan), a 403(b) plan, a governmental 457(b) plan or an IRA.

WITHDRAWING CASH

         You may withdraw cash from your SRA, GSRA, Retirement Select Plus, IRA, or Keogh Real Estate Account accumulation at any time during the accumulation period, provided federal tax law permits it (see below). Cash withdrawals from your RA, GRA or Retirement

Select accumulation may be limited by the terms of your employer's plan and federal tax law. Normally, you can't withdraw money from a contract if you've already begun receiving lifetime annuity income.

         Current federal tax law restricts your ability to make cash withdrawals from your accumulation under most voluntary salary reduction agreements. Withdrawals are generally available only if you reach age 59 1/2, leave your job, become disabled, or die, or if your employer terminates its retirement plan. If your employer's plan permits, you may also be able to withdraw money if you encounter hardship, as defined by the IRS, but hardship withdrawals can be from contributions only, not investment earnings. You may be subject to a 10 percent penalty tax if you make a withdrawal before you reach age 59 1/2, unless an exception applies to your situation.

         Under current federal tax law, you are not permitted to withdraw from 457(b) plans earlier than the calendar year in which you reach age 70 1/2 or leave your job or are faced with an unforeseeable emergency (as defined by law). There are generally no early withdrawal tax penalties if you withdraw under any of these circumstances (i.e., no 10% tax on distributions prior to age 59 1/2).

         Special rules and restrictions apply to Classic and Roth IRAs.

SYSTEMATIC WITHDRAWALS AND TRANSFERS

         If your employer's plan allows, you can set up a program to make cash withdrawals or transfers automatically by specifying that we withdraw or transfer from your Real Estate Account accumulation any fixed number of accumulation units, dollar amount, or percentage of accumulation until you tell us to stop or until your accumulation is exhausted. Currently, the program must be set up so that at least $100 is automatically withdrawn or transferred at a time.

WITHDRAWALS TO PAY ADVISORY FEES

         You can set up a program to have monies withdrawn directly from your retirement plan or IRA accumulations to pay your financial advisor, if your employer's plan allows. We reserve the right to determine the eligibility of financial advisors for this type of fee reimbursement. You will be required to complete and return certain forms to effect these withdrawals, including how and from which accounts you want these monies to be withdrawn. Before you set up this program, make sure you understand the possible tax consequences of these withdrawals. See the discussion under "Taxes" below.

POSSIBLE RESTRICTIONS ON PREMIUMS AND TRANSFERS TO THE ACCOUNT

         From time to time we may stop accepting premiums for and/or transfers into the Account. We might do so if, for example, we can't find enough appropriate real estate-related investment opportunities at a particular time. Whenever reasonably possible, we will notify you before we decide to restrict premiums and/or transfers. However, because we may need to respond quickly to changing market conditions, we reserve the right to stop accepting premiums and/or transfers at any time without prior notice.

         If we decide to stop accepting premiums into the Account, amounts that would otherwise be allocated to the Account will be allocated to the CREF Money Market Account instead, unless you give us other allocation instructions. We will not transfer these amounts out of the CREF Money Market Account when the restriction period is over, unless you request that we do so. However, we will resume allocating premiums to the Account on the date we remove the restrictions.

ADDITIONAL LIMITATIONS

         Federal law requires us to obtain, verify and record information that identifies each person who opens an account. Until we receive the information we need, we may not be able to effect transactions for you. Furthermore, if we are unable to verify your identity, or that of another person authorized to act on your behalf, or if we believe that we have identified potentially criminal activity, we reserve the right to take such action as we deem appropriate, which may include closing your account.

MARKET TIMING POLICY

         There are participants who may try to profit from transferring money back and forth among the CREF accounts, the Real Estate Account, and mutual funds available under the terms of your plan, in an effort to "time" the market. As money is shifted in and out of these accounts, we incur transaction costs, including, among other things, expenses for buying and selling securities. These costs are borne by all participants, including long-term investors who do not generate the costs. To discourage this market-timing activity, participants who make more than three transfers out of any TIAA or CREF account or any of the TIAA-CREF mutual funds available under your plan (other than the CREF Money Market Account) in a calendar month will be advised that if this transfer frequency continues, we will suspend their ability to make telephone, fax and Internet transfers.

         We have the right to modify our policy at any time without advance notice.

RECEIVING ANNUITY INCOME

THE ANNUITY PERIOD IN GENERAL

         You can receive an income stream from all or part of your Real Estate Account accumulation. Unless you opt for a lifetime annuity, generally you must be at least age 59 1/2 to begin receiving annuity income payments from your annuity contract free of a 10 percent early distribution penalty tax. Your employer's plan may also restrict when you can begin income payments. Under the minimum distribution rules of the Internal Revenue Code, you generally must begin receiving some payments from your contract shortly after you reach the later of age 70 1/2 or you retire. For more information, see "Minimum Required Distributions," on page __. Also, you can't begin a one-life annuity after you reach age 90, nor may you begin a two-life annuity after either you or your annuity partner reach age 90.

         Your income payments may be paid out from the Real Estate Account through a variety of income options. You can pick a different income option for different portions of your accumulation, but once you've started payments you usually can't change your income option or annuity partner for that payment stream.

         Usually income payments are monthly. You can choose quarterly, semi-annual, and annual payments as well. (TIAA has the right to not make payments at any interval that would cause the initial payment to be less than $100.) We'll send your payments by mail to your home address or, on your request, by mail or electronic funds transfer to your bank.

         Your initial income payments are based on the value of your accumulation on the last valuation day before the annuity starting date. Your payments change after the initial payment based on the Account's investment experience and the income change method you choose.

         There are two income change methods for annuity payments: annual and monthly. Under the annual income change method, payments from the Account change each May 1, based on the net investment results during the prior year (April 1 through March 31). Under the monthly income change method, payments from the Account change every month, based on the net investment results during the previous month. For the formulas used to calculate the amount of annuity payments, see page ____. The total value of your annuity payments may be more or less than your total premiums.

ANNUITY STARTING DATE

         Generally, you pick an annuity starting date when you first apply for a TIAA contract but you can change this date at any time prior to the day before that annuity starting date. Ordinarily, annuity payments begin on your annuity starting date, provided we have received all documentation necessary for the income option you've picked. If something's missing, we'll defer your annuity starting date until we receive it. Your first annuity check may be delayed while we process your choice of income options and calculate the amount of your initial payment. Any premiums received within 70 days after payments begin may be used to provide additional annuity income. Premiums received after 70 days will remain in your accumulating annuity contract until you give us further instructions. Ordinarily, your first annuity payment can be made on any business day between the first and twentieth of any month.

INCOME OPTIONS

         Both the number of annuity units you purchase and the amount of your income payments will depend on which income option you pick. Your employer's plan, tax law and ERISA may limit which income options you can use to receive income from an RA or GRA, GSRA, Retirement Select, Retirement Select Plus, or Keogh. Ordinarily you'll choose your income options shortly before you want payments to begin, but you can make or change your choice any time before your annuity starting date.

         All Real Estate Account income options provide variable payments, and the amount of income you receive depends in part on the investment experience of the Account. The current options are:

         o One-Life Annuity with or without Guaranteed Period: Pays income as long as you live. If you opt for a guaranteed period (10, 15 or 20 years) and you die before it's over, income payments will continue to your beneficiary until the end of the period. If you don't opt for a guaranteed period, all payments end at your death--so that it's possible for you to receive only one payment if you die less than a month after payments start.
         o Annuity for a Fixed Period: Pays income for any period you choose from 5 to 30 years.
         o Two-Life Annuities: Pays income to you as long as you live, then continues at either the same or a reduced level for the life of your annuity partner. There are three types of two-life annuity options, all available with or without a guaranteed period--Full Benefit to Survivor, Two-Thirds Benefit to Survivor, and a Half-Benefit to Annuity Partner. Under the Two-Thirds Benefit to Survivor option, payments to you will be reduced upon the death of your annuity partner.
         o Minimum Distribution Option ("MDO") Annuity: Generally available only if you must begin annuity payments under the Internal Revenue Code minimum distribution requirements. (Some employer plans allow you to elect this option earlier--contact TIAA for more information.) The option pays an amount designed to fulfill the distribution requirements under federal tax law. You must apply your entire accumulation under a contract if you want to use the MDO annuity. It is possible that income under the MDO annuity will cease during your lifetime. Prior to age 90, you can apply any remaining part of an accumulation applied to the MDO annuity to any other income option for which you're eligible. Using an MDO won't affect your right to take a cash withdrawal of any accumulation not yet distributed. This pay-out annuity is not available under the Retirement Select or Retirement Select Plus contracts. Instead, required minimum distributions will be paid directly from these contracts pursuant to the terms of your employer's plan.

         For any of the income options described above, current federal tax law says that your guaranteed period can't exceed the joint life expectancy of you and your beneficiary or annuity partner.

         Other income options may become available in the future, subject to the terms of your retirement plan and relevant federal and state laws. For more information about any annuity option, please contact us.

         RECEIVING LUMP SUM PAYMENTS (RETIREMENT TRANSITION BENEFIT): If your employer's plan allows, you may be able to receive a single sum payment of up to 10 percent of the value of any part of an RA, GRA, or Retirement Select accumulation being converted to annuity income on the annuity starting date. Of course, if your employer's plan allows cash withdrawals, you can take a larger amount (up to 100 percent) of your Real Estate Account accumulation as a cash payment. The retirement transition benefit will be subject to current federal income tax requirements and possible early distribution penalties. See "Taxes," page __.

         If you haven't picked an income option when the annuity starting date arrives for your RA, GRA, SRA, GSRA, Retirement Select or Retirement Select Plus contract, TIAA usually will assume you want the ONE-LIFE ANNUITY WITH 10-YEAR GUARANTEED PERIOD if you're unmarried, paid from TIAA's traditional annuity. If you're married, we may assume for you a SURVIVOR ANNUITY WITH HALF-BENEFIT TO ANNUITY PARTNER WITH A 10-YEAR GUARANTEED PERIOD, with your spouse as your annuity partner, paid from TIAA's traditional annuity. If you haven't picked an income option when the annuity starting date arrives for your IRA, we may assume you want the MINIMUM DISTRIBUTION OPTION annuity.

TRANSFERS DURING THE ANNUITY PERIOD

         After you begin receiving annuity income, you can transfer all or part of the future annuity income payable once each calendar quarter (i) from the Real Estate Account into a "comparable annuity" payable from a CREF account or TIAA's traditional annuity, or (ii) from a CREF account into a comparable annuity payable from the Real Estate Account. Comparable annuities are those which are payable under the same income option, and have the same first and second annuitant, and remaining guaranteed period.

         We'll process your transfer on the business day we receive your request. You can also choose to have a transfer take effect at the close of any future business day. Transfers under the annual income payment method will affect your annuity payments beginning on the May 1 following the March 31 which is on or after the effective date of the transfer. Transfers under the monthly income payment method and all transfers into TIAA's traditional annuity will affect your annuity payments beginning with the first payment due after the monthly payment valuation day that is on or after the transfer date. You can switch between the annual and monthly income change methods, and the switch will go into effect on the following March 31.

ANNUITY PAYMENTS

         The amount of annuity payments we pay you or your beneficiary (annuitant) will depend upon the number and value of the annuity units payable. The number of annuity units is first determined on the day before the annuity starting date. The amount of the annuity payments will change according to the income change method chosen.

           Under the annual income change method, the value of an annuity unit for payments is redetermined on March 31 of each year--the payment valuation day. Annuity payments change beginning May 1. The change reflects the net investment experience of the Real Estate Account. The net investment experience for the twelve months following each March 31 revaluation will be reflected in the following year's value.

         Under the monthly income change method, the value of an annuity unit for payments is determined on the payment valuation day, which is the 20th day of the month preceding the payment due date or, if the 20th is not a business day, the preceding business day. The monthly changes in the value of an annuity unit reflect the net investment experience of the Real Estate Account.

         The formulas for calculating the number and value of annuity units payable are described below.

         CALCULATING THE NUMBER OF ANNUITY UNITS PAYABLE: When a participant or a beneficiary converts the value of all or a portion of his or her accumulation into an income-paying contract, the number of annuity units payable from the Real Estate Account under an income change method is determined by dividing the value of the Account accumulation to be applied to provide the annuity payments by the product of the annuity unit value for that income change method and an annuity factor. The annuity factor as of the annuity starting date is the value of an annuity in the amount of $1.00 per month beginning on the first day such annuity units are payable, and continuing for as long as such annuity units are payable.

         The annuity factor will reflect interest assumed at the effective annual rate of 4 percent, and the mortality assumptions for the person(s) on whose life (lives) the annuity payments will be based. Mortality assumptions will be based on the then-current settlement mortality schedules for this Account. Annuitants bear no mortality risk under their contracts--actual mortality experience will not reduce annuity payments after they have started. TIAA may change the mortality assumptions used to determine the number of annuity units payable for any future accumulations converted to provide annuity payments.

         The number of annuity units payable under an income change method under your contract will be reduced by the number of annuity units you transfer out of that income change method under your contract. The number of annuity units payable will be increased by any internal transfers you make to that income change method under your contract.

         VALUE OF ANNUITY UNITS: The Real Estate Account's annuity unit value is calculated separately for each income change method for each business day and for the last calendar day of each month. The annuity unit value for each income change method is determined by updating the annuity unit value from the previous valuation day to reflect the net investment performance of the Account for the current valuation period relative to the 4 percent assumed investment return. In general, your payments will increase if the performance of the Account is greater than 4 percent and decrease if the value is less than 4 percent. The value is further adjusted to take into account any changes expected to occur in the future at revaluation either once a year or once a month, assuming the Account will earn the 4 percent assumed investment return in the future.

         The initial value of the annuity unit for a new annuitant is the value determined as of the day before annuity payments start.

         For participants under the annual income change method, the value of the annuity unit for payments remains level until the following May 1. For those who have already begun receiving annuity income as of March 31, the value of the annuity unit for payments due on and after the next succeeding May 1 is equal to the annuity unit value determined as of such March 31.

         For participants under the monthly income change method, the value of the annuity unit for payments changes on the payment valuation day of each month for the payment due on the first of the following month.

         TIAA reserves the right, subject to approval by the Board of Trustees, to modify the manner in which the number and/or value of annuity units is calculated in the future.

DEATH BENEFITS

AVAILABILITY; CHOOSING BENEFICIARIES

         TIAA may pay death benefits if you or your annuity partner dies. When you purchase your annuity contract, you name one or more beneficiaries to receive the death benefit if you die. You can change your beneficiaries anytime before you die, and, unless you instruct otherwise, your annuity partner can do the same after your death.

YOUR SPOUSE'S RIGHTS

         Your choice of beneficiary for death benefits may, in some cases, be subject to the consent of your spouse. Similarly, if you are married at the time of your death, federal law may require a portion of the death benefit be paid to your spouse even if you have named someone else as beneficiary. If you die without having named any beneficiary, any portion of your death benefit not payable to your spouse will go to your estate.

AMOUNT OF DEATH BENEFIT

         If you die during the accumulation period, the death benefit is the amount of your accumulation. If you and your annuity partner die during the annuity period while payments are still due under a fixed-period annuity or for the remainder of a guaranteed period, the death benefit is the value of the remaining guaranteed payments.

PAYMENT OF DEATH BENEFIT

         To authorize payment and pay a death benefit, we must have received all necessary forms and documentation, including proof of death and the selection of the method of payment.

METHODS OF PAYMENT OF DEATH BENEFITS

         Generally, you can choose for your beneficiary the method we'll use to pay the death benefit, but few participants do this. If you choose a payment method, you can also block your beneficiaries from changing it. Most people leave the choice to their beneficiaries. We can block any choice if its initial payment is less than $25. If death occurs while your contract is in the accumulation stage, in most cases we can pay the death benefit using the TIAA-CREF Savings & Investment Plan. We won't do this if you preselected another option or if the beneficiary elects another option. Some beneficiaries aren't eligible for the TIAA-CREF Savings & Investment Plan. If your beneficiary isn't eligible and doesn't specifically tell us to start paying death benefits within a year of your death, we can start making payments to them over five years using the fixed-period annuity method of payment.

         PAYMENTS DURING THE ACCUMULATION PERIOD: Currently, the available methods of payment for death benefits from funds in the accumulation period are:

         o SINGLE-SUM PAYMENT, in which the entire death benefit is paid to your beneficiary at once;

         o ONE-LIFE ANNUITY WITH OR WITHOUT GUARANTEED PERIOD, in which the death benefit is paid monthly for the life of the beneficiary or through the guaranteed period;

         o ANNUITY FOR A FIXED PERIOD OF 5 TO 30 YEARS (NOT AVAILABLE UNDER RETIREMENT SELECT OR RETIREMENT SELECT PLUS);

         o ACCUMULATION-UNIT DEPOSIT OPTION, which pays a lump sum at the end of a fixed period, ordinarily two to five years, during which period the accumulation units deposited participate in the Account's investment experience (generally the death benefit value must be at least $5,000); and

         o MINIMUM DISTRIBUTION OPTION, which automatically pays income according to the Internal Revenue Code's minimum distribution requirements (NOT AVAILABLE UNDER RETIREMENT SELECT OR RETIREMENT SELECT PLUS);. It operates in much the same way as the MDO annuity income option. It's possible, under this method, that your beneficiary won't receive income for life.

         Death benefits are usually paid monthly (unless you chose a single-sum method of payment), but your beneficiary can switch them to quarterly, semi-annual, or annual payments.

         PAYMENTS DURING THE ANNUITY PERIOD: If you and your annuity partner die during the annuity period, your beneficiary can choose to receive any remaining guaranteed periodic payments due under your contract. Alternatively, your beneficiary can choose to receive the commuted value of those payments in a single sum unless you have indicated otherwise. The amount of the commuted value will be different than the total of the periodic payments that would otherwise be paid.

         Ordinarily, death benefits are subject to federal estate tax. Generally, if taken as a lump sum, death benefits would be taxed like complete withdrawals. If taken as annuity benefits, death benefits would be taxed like annuity payments. For more information on death benefits, see the discussion under "Taxes" below, or for further detail, contact TIAA.

TAXES

         This section offers general information concerning federal taxes. It doesn't cover every situation. Tax treatment varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, check with a qualified tax advisor.

HOW THE REAL ESTATE ACCOUNT IS TREATED FOR TAX PURPOSES

         The Account is not a separate taxpayer for purposes of the Internal Revenue Code--its earnings are taxed as part of TIAA's operations. Although TIAA is not expected to owe any federal income taxes on the Account's earnings, if TIAA does incur taxes attributable to the Account, it may make a corresponding charge against the Account.

TAXES IN GENERAL

         During the accumulation period, Real Estate Account premiums paid in before-tax dollars, employer contributions and earnings attributable to these amounts are not taxed until they're withdrawn. Annuity payments, single-sum withdrawals, systematic withdrawals, and death benefits are usually taxed as ordinary income. Premiums paid in after-tax dollars aren't taxable when withdrawn, but earnings attributable to these amounts are taxable. Death benefits are usually also subject to federal estate and state estate or inheritance taxation. Generally, transfers between qualified retirement plans are not taxed.

         Generally, contributions you can make under an employer's plan are limited by federal tax law. Employee voluntary salary reduction contributions to 403(b) and 401(k) plans are limited to $13,000 per year ($16,000 per year if you are age 50 or older). Certain long-term employees may be able to defer up to $15,000 per year in a 403(b) plan ($18,000 per year if you are age 50 or older). Contributions to Classic and Roth IRAs, other than rollover contributions, cannot generally exceed $3,000 per year ($3,500 per year for taxpayers age 50 or older).

         The maximum contribution limit to a 457(b) non-qualified deferred compensation plan for employees of state and local governments is $13,000 ($16,000 if you are age 50 or older). Special catch up rules may permit a higher contribution in one or more of the last three years prior to an individual's normal retirement age under the plan.

         Note that the dollar limits listed above are for 2004; different dollar limits may apply in future years.

EARLY DISTRIBUTIONS

         If you want to withdraw funds or begin receiving income from any 401(a), 403(a), or 403(b) retirement plan or an IRA before you reach age 59 1/2, you may have to pay a 10 percent early distribution tax on the taxable amount. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10 percent penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. You won't have to pay this tax in certain circumstances. Early distributions from 457(b) plans are not subject to a 10% penalty tax unless, in the case of a governmental 457(b) plan, the distribution includes amounts rolled over to the plan from an IRA, 401(a)/403(a), or 403(b) plan. Consult your tax advisor for more information.

MINIMUM DISTRIBUTION REQUIREMENTS

         In most cases, payments must begin by April 1 of the year after the year you reach age 70 1/2, or if later, by retirement. For Classic IRAs, and with respect to 5 percent or more owners of the business covered by a Keogh plan, payments must begin by April 1 of the year after you reach age 70 1/2. Under the terms of certain retirement plans, the plan administrator may direct us to make the minimum distributions required by law even if you do not elect to receive them. In addition, if you don't begin distributions on time, you may be subject to a 50 percent excise tax on the amount you should have received but did not. Roth IRAs are generally not subject to these rules and do not require that any distributions be made prior to your death.

WITHHOLDING ON DISTRIBUTIONS

         If we send an "eligible rollover" distribution directly to you, federal law requires us to withhold 20 percent from the taxable portion. On the other hand, if we roll over such a distribution directly to an IRA or employer plan, we do not withhold any federal income tax. The 20 percent withholding also does not apply to certain "non-eligible" distributions such as payments from IRAs, hardships withdrawals, lifetime annuity payments, substantially equal periodic payments over your life expectancy or over 10 or more years, or minimum distribution payments.

         For the taxable portion of non-eligible rollover distributions, we will usually withhold federal income taxes unless you tell us not to and you are eligible to avoid withholding. However, if you tell us not to withhold but we don't have your taxpayer identification number on file, we still are required to deduct taxes. These rules also apply to distributions from governmental 457(b) plans. In general, all amounts received under a private 457(b) plan are taxable and are subject to federal income tax withholding as wages. Nonresident aliens who pay U.S. taxes are subject to different withholding rules.

SPECIAL RULES FOR AFTER-TAX RETIREMENT ANNUITIES

         IF YOU PAID PREMIUMS DIRECTLY TO AN RA AND THE PREMIUMS ARE NOT SUBJECT TO YOUR EMPLOYER'S RETIREMENT PLAN, OR IF YOU HAVE BEEN ISSUED AN ATRA CONTRACT, THE FOLLOWING GENERAL DISCUSSION DESCRIBES OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW THAT APPLIES TO THESE ACCUMULATIONS. THIS DISCUSSION DOES NOT APPLY TO PREMIUMS PAID ON YOUR BEHALF UNDER THE TERMS OF YOUR EMPLOYER'S RETIREMENT PLAN. IT ALSO DOES NOT COVER EVERY SITUATION AND DOES NOT ADDRESS ALL POSSIBLE CIRCUMSTANCES.

         IN GENERAL. These annuities are generally not taxed until distributions occur. When distributions occur, they are taxed as follows:

         o Withdrawals, including withdrawals of the entire accumulation under the contract, are generally taxed as ordinary income to the extent that the contract's value is more than your investment in the contract (I.E., what you have paid into it).

         o Annuity payments are generally treated in part as taxable ordinary income and in part as non-taxable recovery of your investment in the contract until you recover all of your investment in the contract. After that, annuity payments are taxable in full as ordinary income.

         REQUIRED DISTRIBUTIONS. In general, if you die after you start your annuity payments but before the entire interest in the annuity contract has been distributed, the remaining portion must be distributed at least as quickly as under the method in effect on the date of your death. If you die before your annuity payments begin, the entire interest in your annuity contract generally must be distributed within five years after your death, or be used to provide payments that begin within one year of your death and that will be made for the life of your designated beneficiary or for a period not extending beyond the life expectancy of your designated beneficiary. The "designated beneficiary" refers to a natural person you designate and to whom ownership of the contract passes because of your death. However, if the designated beneficiary is your surviving spouse, your surviving spouse can continue the annuity contract as the new owner.

         DEATH BENEFIT PROCEEDS. Death benefit proceeds are taxed like withdrawals of the entire accumulation in the contract if distributed in a single sum and are taxed like annuity payments if distributed as annuity payments. Your beneficiary may be required to take death benefit proceeds within a certain time period.

         PENALTY TAX ON CERTAIN DISTRIBUTIONS. You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on distributions you take prior to age 59 1/2. There are some exceptions to this rule, however. You should consult a tax adviser for information about those exceptions.

         WITHHOLDING. Annuity distributions are generally subject to federal income tax withholding but most recipients can usually choose not to have the tax withheld.

         CERTAIN DESIGNATIONS OR EXCHANGES. Designating an annuitant, payee or other beneficiary, or exchanging a contract may have tax consequences that should be discussed with a tax adviser before you engage in any of these transactions.

         MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts issued by us and certain of our affiliates to the same owner during a calendar year must generally be treated as a single contract in determining when and how much income is taxable and how much income is subject to the 10 percent penalty tax (see above).

SPECIAL RULES FOR WITHDRAWALS TO PAY ADVISORY FEES

         If you have arranged for us to pay advisory fees to your financial advisor from your accumulations, those partial withdrawals generally will not be treated as taxable distributions as long as:

         o        the payment is for expenses that are ordinary and necessary;
         o the payment is made from a Section 401 or 403 retirement plan or an IRA, and
         o        with respect to payments from retirement plans (not IRAs):
                  o your financial advisor's payment is only made from the accumulations in your retirement plan, and not directly by you or anyone else, under the agreement with your financial advisor; and
                  o once advisory fees begin to be paid from your retirement plan, you continue to pay those fees solely from your plan and not from any other source.

POSSIBLE TAX LAW CHANGES

         Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of your contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on your contract.

         We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

GENERAL MATTERS

MAKING CHOICES AND CHANGES

         You may have to make certain choices or changes (e.g., changing your income option, making a cash withdrawal) by written notice satisfactory to us and received at our home office or at some other location that we have specifically designated for that purpose. When we receive a notice of a change in beneficiary or other person named to receive payments, we'll execute the change as of the date it was signed, even if the signer has died in the meantime. We execute all other changes as of the date received.

TELEPHONE AND INTERNET TRANSACTIONS

         You can use our Automated Telephone Service (ATS) or the TIAA-CREF Web Center's account access feature to check your account balances, transfer to TIAA's traditional annuity or CREF, and/or allocate future premiums among the accounts and funds available to you through TIAA-CREF. You will be asked to enter your Personal Identification Number (PIN) and social security number for both systems. (You can establish a PIN by calling us.) Both will lead you through the transaction process and will use reasonable procedures to confirm that instructions given are genuine. If we use such procedures, we are not responsible for incorrect or fraudulent transactions. All transactions made over the ATS and Internet are electronically recorded.

         To use the ATS, you need a touch-tone phone. The toll free number for the ATS is 800 842-2252. To use the Internet, go to the account access feature of the TIAA-CREF Web Center at http://www.tiaa-cref.org.

         We can suspend or terminate your ability to transact by telephone, over the Internet, or by fax at any time, for any reason.

VOTING RIGHTS

         You don't have the right to vote on the management and operation of the Account directly; however, you may send ballots to advise the TIAA Board of Overseers about voting for nominees for the TIAA Board of Trustees.

ELECTRONIC PROSPECTUS

         If you received this prospectus electronically and would like a paper copy, please call 877 518-9161 and we will send it to you. Under certain circumstances where we are legally required to deliver a prospectus to you, we cannot send you a prospectus electronically unless you've consented.

HOUSEHOLDING

         To lower costs and eliminate duplicate documents sent to your home, we may begin mailing only one copy of the Account's prospectus, prospectus supplements or any other required documents to your household, even if more than one participant lives there. If you would prefer to continue receiving your own copy of any of these documents, you may call us toll-free at 877 518-9161, or write us.

MISCELLANEOUS POLICIES

         IF YOU'RE MARRIED: If you're married, you may be required by law or your employer's plan to get advance written consent from your spouse before we make certain transactions for you. If you're married at your annuity starting date, you may also be required by law or your employer's plan to choose an income option that provides survivor annuity income to your spouse, unless he or she waives that right in writing. There are limited exceptions to the waiver requirement.

         TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS: If you're in the Texas Optional Retirement Program, you or your beneficiary can redeem some or all of your accumulation only if you retire, die, or leave your job in the state's public institutions of higher education.

         ASSIGNING YOUR CONTRACT: Generally, neither you nor your beneficiaries can assign your ownership of a TIAA retirement contract to anyone else.

         OVERPAYMENT OF PREMIUMS: If your employer mistakenly sends more premiums on your behalf than you're entitled to under your employer's retirement plan or the Internal Revenue Code, we'll refund them to your employer as long as we're requested to do so (in writing) before you start receiving annuity income. Any time there's a question about premium refunds, TIAA will rely on information from your employer. If you've withdrawn or transferred the amounts involved from your accumulation, we won't refund them.

         ERRORS OR OMISSIONS: We reserve the right to correct any errors or omissions on any form, report, or statement that we send you.

         PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.: We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee, or other entity not a natural person. Neither TIAA nor the Account will be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

         BENEFITS BASED ON INCORRECT INFORMATION: If the amounts of benefits provided under a contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If the Account has overpaid or underpaid, appropriate adjustments will be made.

         PROOF OF SURVIVAL: We reserve the right to require satisfactory proof that anyone named to receive benefits under a contract is living on the date payment is due. If we have not received this proof after we request it in writing, the Account will have the right to make reduced payments or to withhold payments entirely until such proof is received.

DISTRIBUTOR

         The annuity contracts are offered continuously by TIAA-CREF Individual & Institutional Services, LLC (Services), which is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). Teachers Personal Investors Services, Inc. (TPIS), which is also registered with the SEC and is a member of the NASD, may participate in the distribution of the contracts on a limited basis. Services and TPIS are direct or indirect subsidiaries of TIAA. As already noted, distribution costs are covered by a deduction from the assets of the Account; no commissions are paid for distributing the contracts. Anyone distributing the contracts must be a registered representative of Services or TPIS, whose main offices are both at 730 Third Avenue, New York, NY 10017-3206.

STATE REGULATION

         TIAA, the Real Estate Account, and the contracts are subject to regulation by the New York Insurance Department (NYID) as well as by the insurance regulatory authorities of certain other states and jurisdictions.

         TIAA and the Real Estate Account must file with the NYID both quarterly and annual statements. The Account's books and assets are subject to review and examination by the NYID at all times, and a full examination into the affairs of the Account is made at least every five years. In addition, a full examination of the Real Estate Account operations is usually conducted periodically by some other states.

LEGAL MATTERS

         All matters involving state law and relating to the contracts, including TIAA's right to issue the contracts, have been passed upon by George
W. Madison, Executive Vice President and General Counsel of TIAA. Sutherland Asbill & Brennan LLP, Washington, D.C., have passed upon legal matters relating to the federal securities laws.

EXPERTS

         Ernst & Young LLP, independent auditors, have audited the Account's and TIAA's consolidated financial statements and schedule at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 as set forth in their reports. Friedman, Alpren & Green LLP, independent auditors, have audited the (i) statement of revenues and certain expenses of Hutton Center Drive for the year ended December 31, 2002; (ii) statement of revenues and certain expenses of Treat Towers for the year ended December 31, 2002; (iii) statement of revenues and certain expenses of Buckhead LLC for the year ended December 31, 2002; (iv) statement of revenues and certain expenses of 161 North Clark Street for the year ended December 31, 2002; and (v) statement of revenues and certain expenses of Rainier Corporate Park for the year ended December 31, 2002. We've included these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's and Friedman, Alpren & Green LLP's respective reports, given on the authority of such firms as experts in accounting and auditing.

ADDITIONAL INFORMATION

INFORMATION AVAILABLE AT THE SEC

         The Account has filed with the SEC a registration statement under the Securities Act of 1933, which contains this prospectus and additional information related to the offering described in this prospectus. The Account also files annual, quarterly, and current reports, along with other information, with the SEC, as required by the Securities Exchange Act of 1934. You may read and copy the full registration statement, and any reports and information filed with the SEC for the Account, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. This information can also be obtained through the SEC's website on the Internet (http://www.sec.gov).

OTHER REPORTS TO PARTICIPANTS

         TIAA will mail to each participant in the Real Estate Account periodic reports providing information relating to their accumulations in the Account, including premiums paid, number and value of accumulations, and withdrawals or transfers during the period, as well as such other information as may be required by applicable law or regulations.

         Further information may be obtained from TIAA at 730 Third Avenue, New York, NY 10017-3206.

         CUSTOMER COMPLAINTS

         Customer complaints may be directed to our Participant Relations Unit, P.O. Box 1259, Charlotte, NC 28201-1259, telephone 800-842-2776.

FINANCIAL STATEMENTS

         The consolidated financial statements of the TIAA Real Estate Account, financial statements of certain properties purchased by the Account and condensed unaudited financial statements of TIAA follow. The full audited financial statements of TIAA, which are incorporated into this prospectus by reference, are available upon request by calling 877 518-9161.

         The financial statements of TIAA should be distinguished from the consolidated financial statements of the Account and should be considered only as bearing on the ability of TIAA to meet its obligations under the contracts. They should not be considered as bearing upon the assets held in the Account.

   INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
--------------------------------------------------------------------------------

TIAA REAL ESTATE ACCOUNT

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
           Report of Management Responsibility
           Report of the Audit Committee
           Consolidated Statements of Assets and Liabilities
           Consolidated Statements of Operations
           Consolidated Statements of Changes in Net Assets
           Consolidated Statements of Cash Flows
           Notes to Consolidated Financial Statements
           Report of Independent Auditors
           Consolidated Statement of Investments

PROFORMA CONDENSED FINANCIAL STATEMENTS:
           Proforma Condensed Statement of Assets and Liabilities
           Proforma Condensed Statement of Operations
           Notes to Proforma Condensed Financial Statements

PROPERTY FINANCIAL STATEMENTS:

HUTTON CENTER DRIVE
           Independent Auditors' Report
           Statement of Revenues and Certain Expenses
           Notes to Statement of Revenues and Certain Expenses

TREAT TOWERS
           Independent Auditors' Report
           Statement of Revenues and Certain Expenses
           Notes to Statement of Revenues and Certain Expenses

BUCKHEAD LLC
           Independent Auditors' Report
           Statement of Revenues and Certain Expenses
           Notes to Statement of Revenues and Certain Expenses

161 NORTH CLARK STREET
           Independent Auditors' Report
           Statement of Revenues and Certain Expenses
           Notes to Statement of Revenues and Certain Expenses

RAINIER CORPORATE PARK
           Independent Auditors' Report
           Statement of Revenues and Certain Expenses

           Notes to Statement of Revenues and Certain Expenses

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
           Condensed Unaudited Statutory-Basis Financial Statements Supplemental Information to Condensed Unaudited Statutory-Basis
                Financial Statements

                      [FINANCIALS TO BE FILED BY AMENDMENT]

APPENDIX A--MANAGEMENT OF TIAA

         The Real Estate Account has no officers or directors. The Trustees and principal executive officers of TIAA, their ages, and their principal occupations during the last five years, are as follows:

TRUSTEES

ELIZABETH E. BAILEY, 65.
John C. Hower Professor of Public Policy and Management, Wharton School, University of Pennsylvania. Director, CSX Corporation and Altria Group, Inc.

ROBERT C. CLARK, 60.
Harvard University Distinguished Service Professor and Austin Wakeman Scott Professor of Law, Harvard Law School, Harvard University. Director, Collins & Aikman Corporation and Time Warner Inc.

ESTELLE A. FISHBEIN, 69.
Vice President and General Counsel Emerita, Johns Hopkins University. Director, Medical Centre Insurance Co. and MCIC Vermont, Inc.

MARJORIE FINE KNOWLES, 64.
Professor of Law, Georgia State University College of Law.

ROBERT M. O'NEIL, 69.
Professor of Law, University of Virginia and Director, Thomas Jefferson Center for the Protection of Free Expression.

DONALD K. PETERSON, 54.
Chairman and Chief Executive Officer, Avaya Inc. Formerly, Executive Vice President and Chief Financial Officer, Lucent Technologies. Director, Reynolds & Reynolds Co.

LEONARD S. SIMON, 67.
Former Vice Chairman, Charter One Financial, Inc. Formerly, Chairman, President and Chief Executive Officer, RCSB Financial, Inc. and Chairman and Chief Executive Officer, Rochester Community Savings Bank. Director, Landmark Technology Partners, Inc. and Integrated Nano-Technologies, LLC.

DAVID F. SWENSEN, 50.
Chief Investment Officer, Yale University. Director, Schroders plc.

RONALD L. THOMPSON, 54.
Chairman and Chief Executive Officer, Midwest Stamping Co. Director, Interstate Bakeries and Ryerson Tull.

PAUL R. TREGURTHA, 68.
Chairman and Chief Executive Officer, Mormac Marine Group, Inc. and Moran Transportation Company, Inc.; Vice Chairman, Interlake Steamship Company and Lakes Shipping Company; Formerly, Chairman, Meridian Aggregates, L.P. Director, FPL Group, Inc.

WILLIAM H. WALTRIP, 66.
Former Chairman, Technology Solutions Company. Formerly, Chairman and Chief Executive Officer, Bausch & Lomb, Inc. Director, Charles River Laboratories, Bausch & Lomb, Inc. and Thomas & Betts Corporation.

ROSALIE J. WOLF, 62.
Managing Partner, Botanica Capital Partners LLC. Formerly, Managing Director, Offit Hall Capital Management LLC and its predecessor company, Laurel Management Company LLC; earlier, Treasurer and Chief Investment Officer, The Rockefeller Foundation. Director, North European Oil Royalty Trust.

OFFICER-TRUSTEES

HERBERT M. ALLISON, JR., 60.
Chairman, President and Chief Executive Officer, TIAA. President and Chief Executive Officer, CREF. Formerly, President, Chief Operating Officer and Member of the Board of Directors of Merrill Lynch & Co., Inc., 1997-1999 and President and Chief Executive Officer of Alliance for LifeLong Learning, Inc., 1999 -2002. Director, New York Stock Exchange.

OTHER OFFICERS

GARY CHINERY, 54.
Vice President and Treasurer, TIAA and CREF.

E. LAVERNE JONES, 55.
Vice President and Corporate Secretary, TIAA and CREF.

ELIZABETH A. MONRAD, 49.
Executive Vice President and Chief Financial Officer, TIAA and CREF

JOHN SOMERS, 60.
Executive Vice President, TIAA and CREF.

PORTFOLIO MANAGEMENT TEAM

JOSEPH LUIK, 52, Senior Managing Director - TIAA Mortgage and Real Estate Division, TIAA.

THOMAS GARBUTT, 45, Group Managing Director - TIAA Real Estate Equities Group, TIAA.

PHILIP J. MCANDREWS, 45, Managing Director - TIAA Real Estate Account, TIAA.

APPENDIX B--SPECIAL TERMS

         ACCUMULATION: The total value of your accumulation units in the Real Estate Account.

         ACCUMULATION PERIOD: The period that begins with your first premium and continues until the entire accumulation has been applied to purchase annuity income, transferred from the Account, or paid to you or a beneficiary.

           ACCUMULATION UNIT: A share of participation in the Real Estate Account for someone in the accumulation period. The Account's accumulation unit value changes daily.

         ANNUITY UNIT: A measure used to calculate the amount of annuity payments due a participant.

         BENEFICIARY: Any person or institution named to receive benefits if you die during the accumulation period or if you (and your annuity partner, if you have one) die before the guaranteed period of your annuity ends.

         BUSINESS DAY: Any day the New York Stock Exchange (NYSE) is open for trading. A business day ends at 4 p.m. eastern time, or when trading closes on the NYSE, if earlier.

         CALENDAR DAY: Any day of the year. Calendar days end at the same time as business days.

         COMMUTED VALUE: The present value of annuity payments due under an income option or method of payment not based on life contingencies. Present value is adjusted for investment gains or losses since the annuity unit value was last calculated.

         ELIGIBLE INSTITUTION: A nonprofit institution, including any governmental institution, organized in the United States.

         ERISA: The Employee Retirement Income Security Act of 1974, as amended.

         GENERAL ACCOUNT: All of TIAA's assets other than those allocated to the Real Estate Account or to other existing or future TIAA separate accounts.

         INCOME CHANGE METHOD: The method under which you choose to have your annuity payments revalued. Under the annual income change method, your payments are revalued once each year. Under the monthly income change method, your payments are revalued every month.

         SEPARATE ACCOUNT: An investment account legally separated from the general assets of TIAA, whose income and investment gains and losses are credited to or charged against its own assets, without regard to TIAA's other income, gains or losses.

         VALUATION DAY: Any day the NYSE is open for trading, as well as, for certain contracts, the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the Account are principally traded. Valuation days that aren't business days will end at 4 p.m. eastern time.

         VALUATION PERIOD: The time from the end of one valuation day to the end of the next.

                                     PART II

                    INFORMATION NOT REQUIRED IN A PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          SEC Registration Fees              $  161,542.50
          Costs of printing and engraving    $  500,000*
          Legal fees                         $   10,000*
          Accounting fees                    $   10,000*
                                             -----------
               TOTAL                         $  681,542.50*

---------------
* - Approximate

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Trustees, officers, and employees of TIAA may be indemnified against liabilities and expenses incurred in such capacity pursuant to Article Six of TIAA's bylaws (see Exhibit 3(B)). Article Six provides that, to the extent permitted by law, TIAA will indemnify any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a trustee, officer, or employee of TIAA or, while a trustee, officer, or employee of TIAA, served any other organization in any capacity at TIAA's request. To the extent permitted by law, such indemnification could include judgments, fines, amounts paid in settlement, and expenses, including attorney's fees. TIAA has in effect an insurance policy that will indemnify its trustees, officers, and employees for liabilities arising from certain forms of conduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers, or employees of TIAA, pursuant to the foregoing provision or otherwise, TIAA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a trustee, officer, or employee in the successful defense of any action, suit or proceeding) is asserted by a trustee, officer, or employee in connection with the securities being registered, TIAA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      EXHIBITS

         (1) Distribution and Administrative Services Agreement by and between TIAA and TIAA-CREF Individual & Institutional Services, Inc. (as amended)(1) and the Amendment thereto *

         (3) (A)  Charter of TIAA (as amended)(2)
             (B)  Bylaws of TIAA (as amended)(2)

         (4) (A) Forms of RA, GRA, GSRA, SRA, IRA Real Estate Account Contract Endorsements(3), Keogh Contract(1) and Retirement Select and Retirement Select Plus Contracts*
             (B)  Forms of Income-Paying Contracts(3)

         (5)  Opinion and Consent of George W. Madison, Esquire*

         (10)(A) Independent Fiduciary Agreement by and among TIAA, the Registrant, and The Townsend Group(1) and Letter Agreement renewing term(2)

             (B) Custodial Services Agreement by and between TIAA and Morgan Guaranty Trust Company of New York with respect to the Real Estate Account (Agreement assigned to The Bank of New York, January, 1996)(3)

         (23)(A)  Opinion and Consent of George W. Madison, Esquire (filed as
                  Exhibit 5)
             (B)  Consent of Sutherland Asbill & Brennan LLP*
             (C)  Consent of Ernst & Young LLP*
             (D)  Consent of Friedman, Alpren & Greene LLP*

---------------
(1) - Previously filed and incorporated herein by reference to Post-Effective Amendment No. 6 to the Account's previous Registration Statement on Form S-1, filed April 26, 2000 (File No. 333-22809).
(2) - Previously filed and incorporated herein by reference to Post-Effective Amendment No. 2 to the Account's Registration Statement on Form S-1 filed April 29, 2003 (File No. 333-83964).
(3) - Previously filed and incorporated herein by reference to Post-Effective Amendment No. 2 to the Account's previous Registration Statement on Form S-1 filed April 30, 1996 (File No. 33-92990).
* - To be filed by amendment

(b)    FINANCIAL STATEMENT SCHEDULES

         Schedule III -- Real Estate Owned

         All other Schedules have been omitted because they are not required under the related instructions or are inapplicable.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To provide the full financial statements of TIAA promptly upon written or oral request.

         Following are the full audited financial statements of TIAA.

[TO BE FILED BY AMENDMENT]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, TIAA Real Estate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 10th day of March, 2004.

                      TIAA REAL ESTATE ACCOUNT

                           By: TEACHERS INSURANCE AND ANNUITY
                               ASSOCIATION OF AMERICA

                           By: /s/ Herbert M. Allison, Jr.
                               ------------------------------------------------
                               Herbert M. Allison, Jr.
                               Chairman, President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, trustees and officers of Teachers Insurance and Annuity Association of America, in the capacities and on the dates indicated.

SIGNATURE                         TITLE                                DATE
---------                         -----                                ----
/s/ Herbert M. Allison, Jr.      Chairman, President and             3/10/04
---------------------------      Chief Executive Officer
Herbert M. Allison, Jr.          (Principal Executive Officer)
                                 and Trustee

/s/ Elizabeth A. Monrad          Executive Vice President            3/10/04
---------------------------      (Principal Financial and
Elizabeth A. Monrad              Accounting Officer)

SIGNATURE OF TRUSTEE                DATE         SIGNATURE OF TRUSTEE              DATE
---------------------------         ----         -------------------               ----
/s/ Herbert M. Allison, Jr.         3/10/04      /s/ Leonard S. Simon              3/10/04
---------------------------------                ------------------------------
Herbert M. Allison, Jr.                          Leonard S. Simon

/s/ Elizabeth E. Bailey             3/10/04      /s/ David F. Swensen              3/10/04
---------------------------------                ------------------------------
Elizabeth E. Bailey                              David F. Swensen

/s/ Robert C. Clarke                3/10/04      /s/ Ronald L. Thompson            3/10/04
---------------------------------                ------------------------------
Robert C. Clark                                  Ronald L. Thompson

/s/ Estelle A. Fishbein             3/10/04      /s/ Paul R. Tregurtha             3/10/04
---------------------------------                ------------------------------
Estelle A. Fishbein                              Paul R. Tregurtha

/s/ Marjorie Fine Knowles           3/10/04      /s/ William H. Waltrip            3/10/04
---------------------------------                ------------------------------
Majorie Fine Knowles                             William H. Waltrip

/s/ Robert M. O'Neil                3/10/04      /s/ Rosalie J. Wolf               3/10/04
---------------------------------                ------------------------------
Robert M. O'Neil                                 Rosalie J. Wolf


---------------------------------
Donald K. Peterson
